                                 ANNUAL REPORT
                                      2002



                             [STREET SCENE GRAPHIC]



                                 THE FINE ART OF
                                COMMUNITY BANKING

                         FIRST KEYSTONE FINANCIAL, INC.

                           [FRAMED STREET SCENE GRAPHIC]

                                    TRADITION

      First Keystone Federal Savings Bank has been an integral part of the Delaware and Chester County communities since 1882; its employees have been active participants in the area's development from suburbs and farmland to centers of business and government. With the skill of a master artist, First Keystone Financial blends dedication to its community with a commitment to the company's success. We are proud to present the Company's annual report, "The Fine Art of Community Banking." The portrait above is the main office in Media; First Keystone Federal came to the Delaware County seat in 1968 and built the Victorian-reminiscent headquarters in 1977.



                           [PAINTER'S PALETTE GRAPHIC]



A Message to Our Shareholders ..............................................   1

2002 The Year in Review ....................................................   4

Selected Consolidated Financial
    and Other Data .........................................................   7

Management's Discussion and
    Analysis of Financial Condition
    and Results of Operations ..............................................   9

Report of Independent Auditors .............................................  20

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements
    of Financial Condition .................................................  21

Consolidated Statements
    of Income ..............................................................  22

Consolidated Statements
    of Stockholders' Equity ................................................  23

Consolidated Statements
    of Cash Flows ..........................................................  24

Notes to Consolidated
Financial Statements .......................................................  25

Corporate Information ......................................................  39


                               TABLE OF CONTENTS

                         A MESSAGE TO OUR SHAREHOLDERS

    We are pleased to report that despite a difficult economy, First Keystone Financial has experienced a year of improved profitability and continued growth. In reflecting on our history as a financial institution, we have come to realize that our success has been built as much on our ability to become an integral part of our community as it has been on achieving specific financial goals.

    As smaller banks have been taken over by larger financial conglomerates, First Keystone Federal Savings Bank, the Company's wholly-owned subsidiary, has profited from maintaining a consistency of service, offering an array of products and providing a personal approach to banking. We have learned that although much of banking may be a science in many respects, it is also an art in that it depends on the understanding of people, their needs, their problems and their goals in order to thrive.

    To maintain a solid financial position, the challenge is to align the Company's goals of improving earnings and building franchise value with the customers' objectives to satisfy all of their financial needs at one financial center.

    Our strong performance for fiscal year 2002 indicates that we are meeting that challenge. We made improvements in many of our key financial ratios. Loan originations were outstanding in every category. Our balance sheet reflects a better mix of higher yielding assets and lower costing liabilities.

    As we reflect on the year, we are encouraged by our strong earnings and solid growth. A few noteworthy highlights include:

    Core deposits increased 19% from the prior year

    Commercial real estate and multi-family loans increased 39%

    Our stock price increased 17%

    Despite the turbulence on Wall Street, we believe that First Keystone Financial's shareholders had a good year. The Company not only increased its earnings per share, but also

[PHOTO]

RETIRING CHAIRMAN OF FIRST KEYSTONE FINANCIAL, INC., DONALD A. PURDY (LEFT) SHOWN SHAKING HANDS WITH HIS SUCCESSOR, THE NEW CHAIRMAN AND CEO OF THE COMPANY, DONALD S. GUTHRIE (RIGHT). THOMAS M. KELLY (BACK) IS THE NEWLY APPOINTED PRESIDENT OF FIRST KEYSTONE FINANCIAL, INC. THE HOLDING COMPANY FOR FIRST KEYSTONE FEDERAL SAVINGS BANK.

[ARTIST PALETTE GRAPHIC]

                    A MESSAGE TO OUR SHAREHOLDERS CONTINUED

[BASEBALL GAME GRAPHIC]

                                 TEAM BUILDING

When the Aston-Middletown Little League field (shown above) was washed away in a flood two seasons ago, the fathers, mothers and other community supporters gave of themselves and their resources to get the field ready for the following season. This area of Delaware County is home to many depositors and employees of the Bank.

As the leadership at First Keystone begins to change hands, team building has become one of the Company's priorities. To help ensure a smooth transition, shared responsibilities and generate new enthusiasm, the Company's senior management team has expanded to include expertise in commercial lending and information technology.

[ARTIST PALETTE GRAPHIC]

enhanced its dividend rate over 12% from the prior year. The Company's stock closed at $15.50 per share on September 30, 2002, compared to $13.25 the previous fiscal year. Book value per share was $16.33 at the end of fiscal 2002 compared to $15.06, representing an 8% increase from the prior year. We will continue to implement, when appropriate, stock repurchase programs as part of the Company's capital management strategy to enhance shareholder value.

    We are pleased to report that net income was up over 10% for the year, diluted earnings per share increased by 14% and loan growth continued to be funded primarily through growth in core deposits.

    As expected, our net interest margin increased during the first half of the year as the Company's interest-bearing liabilities continued to reprice downward to a greater degree than its interest-earning assets. Although this resulted in enhanced net income, the Company experienced compression in its net margin in the fourth quarter of fiscal 2002 as interest rates remained at historic lows spurring the refinance market and accelerating loan and investment security prepayments. To minimize interest rate risk, the Company began to sell a portion of its current production of long-term residential loans in the secondary market while maintaining the income generated from retaining the loan servicing.

    All areas of lending did a brisk volume of originations throughout the year. Total outstanding loan balances increased 13% despite numerous payoffs indicating that a significant percentage of these originations consisted of new loans rather than just refinancing of existing portfolio loans. Increased loan demand and the prolonged soft economy, however, also raise concerns for asset quality. The Company's ratio of non-performing assets to total assets did increase to 1.04% at September 30, 2002. Non-performing assets included a $1.3 million commercial real estate loan that subsequent to fiscal year-end returned to current status. Excluding this loan, the Company's ratio of non-performing assets to total assets would have been 0.79% at fiscal year

                     A MESSAGE TO OUR SHAREHOLDERS CONTINUED

end compared to 0.65% at the prior fiscal year. As we continue to grow the loan portfolio, asset quality remains our number one priority and we continually evaluate our portfolio to minimize future exposure.

    We improved our delivery channels to our customers by increasing the functionality and the content of our website and expanding our telephone banking system. In addition, by expanding our line of insurance and investment products through affiliate relationships, we can now offer our customers the added convenience of a full service financial center while providing a source of non-interest income for the Company.

    With our most recent board appointment of a certified public accountant with both financial auditing and information technology experience, we have built a knowledgeable board of directors that can provide the Company with the guidance it needs to be a capable and effective competitor in the financial industry. We have also further strengthened our organization by expanding our senior management team to include expertise in commercial lending and information technology.

    As we move forward, we are pleased by the numerous opportunities we see for our Company. We will continue to work hard to increase revenue, leverage our capital position, further improve our balance sheet mix, manage expenses and continue to implement sound risk management policies. We firmly believe that our commitment to the communities we serve is critical to the well being of our Company, is consistent with our mission and is the cornerstone upon which we will continue to prosper.

    We thank you for the trust that you have placed in us.

    Sincerely,

/s/ Donald S. Guthrie
Donald S. Guthrie
Chairman of the Board

/s/ Thomas M. Kelly
Thomas M. Kelly
President

[PHOTO OF TRAIN STATION]


                                     GROWTH

The recently restored Glen Mills train station resides a few miles to the north of First Keystone Federal's Chester Heights office, established in 1999. On weekends, a narrow gauge train winds its way along a route dotted by 18th century stone homes, barns and outbuildings to West Chester, the Chester County seat.

The Chester Heights area is the fastest growing and one of the most historic areas in Delaware County. Since its opening, the branch has well exceeded deposit forecasts. In addition to the continuing growth of core deposits, the number of home equity loans, construction loans, and commercial real estate loans continue to rise with the influx of population.

[ARTIST PALETTE GRAPHIC]

                            2002 THE YEAR IN REVIEW

                    LOAN MIX 2002
[GRAPH]

SINGLE-FAMILY                           57.3%

COMMERCIAL BUSINESS                      3.9%

CONSUMER                                 0.4%

HOME EQUITY & LINES OF CREDIT            9.1%

MULTI-FAMILY & COMMERCIAL RE            19.9%

CONSTRUCTION & LAND                      9.3%

                  LOAN MIX 2000
[GRAPH]

SINGLE-FAMILY                           65.5%

COMMERCIAL BUSINESS                      1.8%

CONSUMER                                 0.5%

HOME EQUITY & LINES OF CREDIT            9.2%

MULTI-FAMILY & COMMERCIAL RE            15.5%

CONSTRUCTION & LAND                      7.3%



LENDING TELLS THE STORY

    Record breaking volume describes the Company's loan originations for fiscal year 2002. As could be expected with prolonged historically low interest rates, the refinance market led the way. First Keystone's reputation for knowledgeable loan officers and a tradition of retaining its loan servicing helped contribute to the Bank's 135% increase in single-family originations from the prior year. Despite the prepayments and payoffs that are part of the equation in this market, single-family loans ended the fiscal year with an 8% increase in outstanding balances.

    The better part of this story, however, is that even with the deluge of residential refinancing, the Company continues to successfully implement its strategic plan to diversify the Bank's loan composition to include a better mix of higher-yielding assets. Multi-family and commercial real estate loan originations increased by 178% during fiscal year 2002 and such loans now comprise approximately 20% of the Bank's loan portfolio. The Bank ended fiscal 2002 with a 13% increase in outstanding loan balances from the prior year and its loan portfolio reflects a better mix of higher yielding assets.


[PHOTO OF HOT AIR BALLOONS]

The heritage of the Brandywine Valley is rich in culture, art and historic events. As can be seen from a hot air balloon on a summer evening, this area with its rolling hills, horse farms and stone buildings, is also one of the most beautiful areas in Pennsylvania. In our tradition of serving customers' needs and anticipating growth, First Keystone Federal serves its southern Chester County customers with offices in Chadds Ford and Willowdale and has been one of the corporate sponsors of the Pennsbury Land Trust Hot Air Balloon Festival in that area for many years.

                         2002 YEAR IN REVIEW CONTINUED

DEPOSITS CONTINUE TO FUEL LOAN GROWTH

    An on-going challenge in a very crowded and competitive market is to maintain and generate core deposits. A 77% increase in non-interest bearing checking accounts helped contribute to the 19% growth in the Bank's core deposits. In addition, by capitalizing on the extended low interest rate environment, First Keystone Federal Savings Bank, over time, has incrementally priced its higher costing certificates of deposit less aggressively and has been successful in shifting deposits to money market demand accounts. As a result of this strategy, the Bank's core deposits comprised 47% of the Bank's liability mix at year-end compared to 41% the prior year.

    As marketing efforts, word of mouth and sales officers continue to promote the suite of business products that the Bank now offers, we look to business checking accounts to maintain the Bank's cost of funds in a rising interest rate environment. In addition, management will continue to focus energy on generating core deposits by proactively adapting transaction products to meet customer's needs like our hybrid money market demand account, a slightly more restrictive but higher yielding account, than a traditional money market account.


                DEPOSIT MIX 2002
[GRAPH]

CERTIFICATES OF DEPOSIT                 53.3%

PASSBOOK                                12.6%

NOW                                     16.3%

NON-INTEREST BEARING                     3.1%

MONEY MARKET                            14.7%

                                DEPOSIT MIX 2000
[GRAPH]

CERTIFICATES OF DEPOSIT                 60.7%

PASSBOOK                                13.9%

NOW                                     14.3%

NON-INTEREST BEARING                     2.5%

MONEY MARKET                             8.7%

The business district of Swarthmore is quaint and bustling with unique shops and businesses that serve a college population as well as a community that is both sophisticated and down-to-earth.

Since the Bank has expanded its full line of services to include commercial loans, lines of credit, business checking accounts and other business services including insurance and investment products, the business community has discovered a friendly, personable resource for their financial needs.

[SWARTHMORE BUSINESS DISTRICT GRAPHIC]

                         2002 YEAR IN REVIEW CONTINUED

                   NET INTEREST MARGIN
[GRAPH]

         2002             2001            2000
         ----             ----            ----
         2.95%            2.68%           2.91%

                DILUTED EARNINGS PER SHARE
[GRAPH]

         2002             2001            2000
         ----             ----            ----
         $1.34            $1.18           $1.11

COMBINING THE RIGHT MIX OF
TECHNOLOGY AND CUSTOMER SERVICE

      The growth of commercial loans and non-interest bearing checking accounts has created a greater customer demand for enhanced delivery systems. First Keystone has responded to that need by offering a variety of convenient on-line banking products and user-friendly technologies such as distributing monthly statements and check images on CD-ROM for easy account reconciliation and the ability to create custom reports.

      In servicing its business customers, First Keystone Federal Savings Bank strives to exceed customer expectations by providing hands-on assistance to implement Internet services such as automated payroll processing and its cash management system. Our Cash Management product provides businesses with on-line real-time data to make the monitoring of transactions and cash flow simple. By providing a suite of valuable and efficient financial products that are user-friendly with a personal approach to banking, First Keystone expects to remain a strong and effective competitor in the industry.

[WOLFE BUILDING GRAPHIC]

First Keystone Federal traces its roots to the City of Chester. In the past few years, Chester, situated between Philadelphia, Pennsylvania and Wilmington, Delaware has experienced a revitalization beginning with redevelopment and construction of new buildings. As one of the remaining financial institutions in the City of Chester, First Keystone is proud to continue its support of the city's revitalization. The Wolfe Building, shown in the painting, has been preserved and refurbished to accommodate new business.

                FIRST KEYSTONE FINANCIAL, INC. AND SUBSIDIARIES

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


The selected consolidated financial and other data of First Keystone Financial, Inc. set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes, appearing elsewhere herein.

                                                                        AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                         ----------------------------------------------------------------------
                                                           2002           2001           2000            1999           1998
                                                         ---------      ---------      ---------       ---------      ---------
(dollars in thousands, except per share data)

Selected Financial Data:
Total assets                                             $ 518,346      $ 489,050      $ 463,463       $ 450,126      $ 415,863
Loans receivable, net                                      288,776        247,664        230,686         226,375        198,343
Mortgage-related securities held to maturity                 8,855         11,454         13,056          14,497         18,769
Investment securities held to maturity                                                    10,000          16,532
Assets held for sale:
  Mortgage-related securities                               85,674        117,608         96,257         113,046        115,486
  Investment securities                                     80,624         62,564         42,215          44,315         40,621
  Loans                                                        501            225          3,099           1,792          2,799
Real estate owned                                              248            887            947             297          1,663
Deposits                                                   330,765        311,601        272,562         260,826        247,311
Borrowings                                                 126,237        126,070        142,902         142,437        120,878
Trust preferred securities                                  20,880         16,200         16,200          16,200         16,200
Stockholders' equity                                        32,795         30,621         26,569          23,904         26,664
Non-performing assets                                        5,386          3,189          3,462           3,477          5,367
                                                         ----------------------------------------------------------------------

Selected Operations Data:
Interest income                                          $  30,121      $  31,860      $  31,068       $  28,694      $  27,393
Interest expense                                            16,527         20,329         19,231          16,956         15,625
                                                         ----------------------------------------------------------------------
Net interest income                                         13,594         11,531         11,837          11,738         11,768
Provision for loan losses                                      540            540            420             259            186
                                                         ----------------------------------------------------------------------
Net interest income
after provision for loan losses                             13,054         10,991         11,417          11,479         11,582
Other income (expense):
Service charges and other fees                               1,000            952            941             934            898
Net gain (loss) on sales of interest-earning assets            415            174           (680)            616            577
Other                                                          808            788          1,013             350             58
Operating expenses                                          12,103          9,975          9,849           9,614          9,084
                                                         ----------------------------------------------------------------------
Income before income taxes                                   3,174          2,930          2,842           3,765          4,031
Income tax expense                                             448            459            480             917          1,250
                                                         ----------------------------------------------------------------------
Net income                                               $   2,726      $   2,471      $   2,362       $   2,848      $   2,781
                                                         ======================================================================
Per Share Data:

Basic earnings per share                                 $    1.42      $    1.22      $    1.14       $    1.40      $    1.31
Diluted earnings per share                                    1.34           1.18           1.11            1.32           1.23
Cash dividends per share                                      0.36           0.32           0.28            0.24           0.20

                FIRST KEYSTONE FINANCIAL, INC. AND SUBSIDIARIES

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

                                                                    AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                        --------------------------------------------------------------
                                                         2002          2001          2000          1999          1998
                                                        --------------------------------------------------------------
Selected Operating Ratios: (1)

Average yield earned on interest-earning assets           6.42%         7.25%         7.47%         7.15%         7.40%
Average rate paid on interest-bearing liabilities         3.70          4.83          4.79          4.49          4.68
Average interest rate spread                              2.72          2.42          2.68          2.65          2.72
Net interest margin                                       2.95          2.68          2.91          2.98          3.18
Ratio of interest-earning assets to
  interest-bearing liabilities                          106.54        105.87        104.91        107.91        110.80
Net interest income after provision for loan
  losses to operating expenses                          107.66        110.46        116.48        120.82        127.84
Operating expenses as a percent
  of average assets                                       2.41          2.11          2.20          2.26          2.38
Return on average assets                                  0.54          0.52          0.53          0.67          0.73
Return on average equity                                  8.77          8.42          9.96         11.18         11.13
Ratio of average equity to average assets                 6.17          6.22          5.29          5.99          6.54
Full-service offices at end of period                        7             7             7             6             6

Asset Quality Ratios: (2)
Non-performing loans as a
  percent of gross loans receivable                       1.76%         0.92%         1.07%         1.39%         1.85%
Non-performing assets as a
  percent of total assets                                 1.04          0.65          0.75          0.77          1.29

Allowance for loan losses as a
  percent of gross loans receivable                       0.81          0.87          0.86          0.84          0.87
Allowance for loan losses as a
  percent of non-performing loans                        45.89         94.74         80.28         60.63         46.92

Net loans charged-off to average
  loans receivable                                        0.13          0.16          0.14          0.03          0.04

Capital Ratios: (2) (3)
Tangible capital ratio                                    8.07%         7.76%         8.32%         8.17%         8.27%
Core capital ratio                                        8.07          7.76          8.32          8.17          8.27

Risk-based capital ratio                                 16.17         16.81         17.70         18.80         21.09

         (1)      Adjusted for the effects of tax-free investments.

         (2) Asset Quality Ratios and Capital Ratios are end of period ratios, except for the ratio of loan charge-offs to average loans. With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods. Gross loans receivable are net of loans in process.

         (3) Regulatory capital ratios of the Company's wholly owned subsidiary, First Keystone Federal Savings Bank.

Stock Market Information

                                             2002                                            2001
                        --------------------------------------------------------------------------------------------
                        1ST            2ND          3RD          4TH        1st        2nd          3rd       4th
                        QTR            QTR          QTR          QTR        QTR        QTR          QTR       QTR
                        --------------------------------------------------------------------------------------------
Common stock price
range of the Company:
High                    $14.00         $15.32       $18.62       $18.87     $10.75     $12.75       $14.50    $14.50
Low                     $13.31         $14.00       $15.19       $14.45     $9.94      $10.38       $11.50    $13.01

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

      First Keystone Financial, Inc. (the "Company") is the holding company for its wholly owned subsidiary, First Keystone Federal Savings Bank (the "Bank"). For purposes of this discussion, references to the Company will include its wholly owned subsidiaries, unless otherwise indicated. The Company is a community-oriented banking organization that focuses on providing customer and business services within its primary market area, consisting primarily of Delaware and Chester counties in the Commonwealth of Pennsylvania.

      The following discussion should be read in conjunction with the Company's consolidated financial statements presented in this Annual Report. The primary asset of the Company is its investment in the Bank and, accordingly, the discussion below with respect to results of operations relates primarily to the operations of the Bank.

      The Company's results of operations depend primarily on its net interest income which is the difference between interest income on interest-earning assets, which principally consist of loans, mortgage-related securities and investment securities, and interest expense on interest-bearing liabilities, which principally consist of deposits and Federal Home Loan Bank ("FHLB") advances. The Company's results of operations also are affected by the provision for loan losses (the amount of which reflects management's assessment of the known and inherent losses in its loan portfolio that are both probable and reasonably estimable), the level of its non-interest income, including service charges and other fees as well as gains and losses from the sale of certain assets, the level of its operating expenses, and income tax expense.

FORWARD LOOKING STATEMENTS

      In this Annual Report, the Company has included certain "forward-looking statements" concerning the future operations of the Company. It is management's desire to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. This statement is for the express purpose of availing the Company of the protections of such safe harbor with respect to all "forward-looking statements" contained in this Annual Report. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors. Such forward-looking statements may be identified by the use of words such as "believe","expect", "should","estimated","potential and similar expressions." Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, business strategy, expected or anticipated revenue, results of operations and the business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. Factors that could affect results include interest rate trends, deposit flows, competition, the general economic climate in Delaware and Chester counties, the mid-Atlantic region and the country as a whole, loan demand, real estate values, loan delinquency rates, levels of non-performing assets, changes in federal and state regulation, changes in accounting policies and practices and other uncertainties described in the Company's filings with the Securities and Exchange Commission, including its Form 10-K for the year ended September 30, 2002. These factors should be considered in evaluating the "forward-looking statements", and undue reliance should not be placed on such statements. The Company assumes no obligation to update or revise forward-looking statements to reflect any changed assumptions, any unanticipated events or any changes in the future.

CRITICAL ACCOUNT POLICIES

      Accounting policies involving significant judgements and assumptions by management, which have, or could have, a material impact on the carrying value of certain assets or comprehensive income, are considered critical accounting policies.

      In management's opinion, the most critical accounting policy affecting the Company's financial statements is the evaluation of the allowance for loan losses. The Company maintains an allowance for loan loss at a level management believes is sufficient to provide for known and inherent losses in the loan portfolio. The determination of the allowance for loan losses involves significant judgement and assumptions by management which may have a material impact on the carrying value of net loans and potentially on the net income we recognize from period to period. Accordingly, there is a likelihood that materially different amounts would be reported under different, but reasonably plausible conditions or assumptions. For a description of the methods the Company uses to determine the Company's allowance for loan losses, see "Results of Operations - Provisions for Loan Losses."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ASSET AND LIABILITY MANAGEMENT

      The principal objectives of the Company's asset and liability management are to (1) evaluate the interest rate risk existing in certain assets and liabilities, (2) determine the appropriate level of risk given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, (3) establish prudent asset concentration guidelines, and (4) manage the assessed risk consistent with Board approved guidelines. Through asset and liability management, the Company seeks to reduce both the vulnerability and volatility of its operations to changes in interest rates and to manage the ratio of interest-rate sensitive assets to interest-rate sensitive liabilities within specified maturities or repricing periods. The Company's actions in this regard are taken under the guidance of the Asset/Liability Committee ("ALCO"), which is chaired by the Chief Financial Officer and comprised of members of the Company's senior management. The ALCO meets no less than quarterly to review, among other things, liquidity and cash flow needs, current market conditions and the interest rate environment, the sensitivity to changes in interest rates of the Company's assets and liabilities, the historical and market values of assets and liabilities, unrealized gains and losses, and the purchase and sale activity and maturities of investment securities, deposits and borrowings. In addition, the pricing of the Company's residential loans and deposits is reviewed at least weekly while the pricing of loans originated for sale in the secondary market is reviewed daily. The ALCO reports to the Company's Board of Directors no less than once a quarter.

      The Company's primary asset/liability monitoring tool consists of various asset/liability simulation models, which are prepared on a quarterly basis and are designed to capture the dynamics of the balance sheet as well as rate and spread movements and to quantify variations in net interest income under different interest rate scenarios.

      One of the models consists of an analysis of the extent to which assets and liabilities are interest rate sensitive and measures an institution's interest rate sensitivity gap.

      An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities and is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. Conversely, during a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Although an interest rate sensitivity gap measure may be useful, it is limited in its ability to predict trends in future earnings. It makes no presumptions about changes in prepayment tendencies, deposit or loan maturity preferences or repricing time lags that may occur in response to a change in the interest rate environment.

      For purposes of the gap table, annual prepayment assumptions range from 10% to 40% for fixed-rate mortgage loans and mortgage-related securities and 5% to 15% for adjustable-rate mortgage loans and mortgage-related securities. Passbook and statement savings accounts are assumed to decay at a rate of 14.0% per year. Money market deposit accounts ("MMDA") are assumed to decay at a rate of 25% per year. Negotiable order of withdrawal ("NOW") accounts are assumed to decay at a rate of 20% per year. The Bank's passbook, statement savings, MMDA and NOW accounts are generally subject to immediate withdrawal. However, management considers a portion of these deposits to be core deposits (which consists of passbook, statement saving, MMDA and NOW accounts) having significantly longer effective maturities based upon the Bank's experience in retaining such deposits in changing interest rate environments. Borrowed funds are included in the period in which they can be called or when they are due.

      Management believes that the assumptions used to evaluate the vulnerability of the Bank's operations to changes in interest rates are considered reasonable. However, certain shortcomings are inherent in the method of analysis presented in the table below. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in market rates both on a short-term and over the life of the asset. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of September 30, 2002 based on the information and assumptions set forth above.


                                                                            More Than    More Than
                                                   Within       Six to      One Year       Three        Over
                                                    Six         Twelve      to Three     Years to       Five
                                                   Months       Months        Years     Five Years      Years        Total
                                                  ---------    ---------    ---------   ----------    ---------    ---------
(Dollars in thousands)

Interest-earning assets:
      Loans receivable, net(1)                    $  97,648    $  40,581    $  57,328    $  34,965    $  54,474    $ 284,996
      Mortgage-related securities                    41,630       22,996       26,713          519        2,671       94,529
      Loans held for sale                               501                                                              501
      Investment securities(2)                       27,856        4,886        2,860        3,609       47,984       87,195
      Interest-earning deposits                      19,870                                                           19,870
                                                  ---------    ---------    ---------    ---------    ---------    ---------
      Total interest-earning assets               $ 187,505    $  68,463    $  86,901    $  39,093    $ 105,129    $ 487,091
                                                  ---------    ---------    ---------    ---------    ---------    ---------

Interest-bearing liabilities:
      Deposits                                    $  82,629    $  64,399    $ 110,698    $  61,126    $  11,913    $ 330,765
      Borrowed funds                                 81,000       10,000       19,819       15,000          418      126,237
                                                  ---------    ---------    ---------    ---------    ---------    ---------
      Total interest-bearing liabilities          $ 163,629    $  74,399    $ 130,517    $  76,126    $  12,331    $ 457,002
                                                  ---------    ---------    ---------    ---------    ---------    ---------
      Excess (deficiency) of interest-earning
      assets over interest-bearing
      liabilities                                 $  23,876    $  (5,936)   $ (43,616)   $ (37,033)   $  92,798    $  30,089
                                                  =========    =========    =========    =========    =========    =========
      Cumulative excess (deficiency) of
      interest-earning assets over
      interest-bearing liabilities                $  23,876    $  17,940    $ (25,676)   $ (62,709)   $  30,089
                                                  =========    =========    =========    =========    =========
Cumulative excess (deficiency) of
      interest-earning assets over
      interest-bearing liabilities as a
      percentage of total assets                       4.61%        3.46%       (4.95)%     (12.10)%       5.80%
                                                  =========    =========    =========    =========    =========

(1) Balances have been reduced for non-accruing loans, which amounted to $3.8 million at September 30, 2002.

(2)   Balance includes Federal Home Loan Bank stock.

      The Company also utilizes an analysis of the market value of portfolio equity, which addresses the estimated change in the value of the Bank's equity arising from movements in interest rates. The market value of portfolio equity is estimated by valuing the Bank's assets and liabilities under different interest rate scenarios. The extent to which assets gain or lose value in relation to gains or losses of liabilities as interest rates increase or decrease determines the appreciation or depreciation in equity on a market value basis. Market value analysis is intended to evaluate the impact of immediate and sustained shifts of the current yield curve upon the market value of the Bank's current balance sheet.

      The Company utilizes reports prepared by the Office of Thrift Supervision ("OTS") to measure interest rate risk. Using data submitted by the Bank, the OTS performs scenario analysis to estimate the net portfolio value ("NPV") of the Bank over a variety of interest rate scenarios. The NPV is defined as the present value of expected cash flows from existing assets less the present value of expected cash flows from existing liabilities plus the present value of net expected cash inflows from existing off-balance sheet contracts.

      The interest rate risk measures used by the OTS include an "Exposure Measure" or "Post-Shock" NPV ratio and a "Sensitivity Measure". The "Post-Shock" NPV ratio is the net present value as a percentage of assets over the various yield curve shifts. A low "Post-Shock" NPV ratio indicates greater exposure to interest rate risk and can result from a low initial NPV ratio or high sensitivity to changes in interest rates. The "Sensitivity Measure" is the decline in the NPV ratio, in basis points, caused by a 2% increase or decrease in rates, whichever produces a larger decline.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The table below sets forth the Bank's NPV assuming an immediate change in interest rates of plus and minus 100, 200 and 300 basis points. Due to the low prevailing interest rate environment, the OTS did not provide a calculation for the minus 200 and minus 300 basis point change in rates. Dollar amounts are expressed in thousands as of September 30, 2002.

                                                         Net Portfolio Value
                      Net Portfolio Value                 as a % of Assets
Changes in      ---------------------------------       --------------------
Rates in                   Dollar      Percentage
Basis Points    Amount     Change        Change         NPV Ratio     Change
------------    ------     -------     ----------       ---------     ------
    300         28,137     (13,218)       (32)%           5.64%        (216)
    200         34,849      (6,507)       (16)            6.83          (98)
    100         40,169      (1,186)        (3)            7.70          (11)
     0          41,355                                    7.81
   (100)        37,434      (3,921)        (9)            7.01          (80)
   (200)           N/A         N/A        N/A              N/A          N/A
   (300)           N/A         N/A        N/A              N/A          N/A

      As is the case with the GAP table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Although the NPV measurements and net interest income models provide an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and may differ from actual results.

      The Company is aware of its interest rate risk exposure in the event of rapidly rising rates. Due to the Company's recognition of the need to control interest rate exposure, the Company's current policy is to sell new fixed-rate single-family residential mortgage loans into the secondary market. In addition, in recent years, the Company has emphasized the origination of the construction and land, multi-family and commercial real estate and consumer loans which generally have either adjustable interest rates and/or shorter contractual terms than single-family residential loans. The Company plans to continue these lending strategies.

      Derivative financial instruments include futures, forwards, interest rate swaps, option contracts, and other financial instruments with similar characteristics. The Company currently does not enter into futures, forwards, swaps or options. However, the Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Commitments generally have fixed expiration dates and may require additional collateral from the borrower if deemed necessary. Commitments to extend credit are not recorded as an asset or liability until the instruments is exercised.

      The Company is subject to certain market risks and interest rate risks from the time a commitment is issued to originate new loans. In an effort to protect the Company against adverse interest rate movements, at the time an application is taken for a fixed-rate loan, the Company typically enters into an agreement to sell the loan, or a loan within the same interest-rate range, into the secondary market. This is known as a "matched sale" approach and reduces interest-rate risk with respect to these loans. There is still some portion of these loans which may never close for various reasons. However, the agencies the Company sells loans to permit some flexibility in delivering loans product to them. In certain instances, if the loans delivered for sale do not match the characteristics outlined in the forward sale commitments the gain on sale may be reduced.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      CHANGES IN FINANCIAL CONDITION

      GENERAL. Total assets of the Company increased by $29.3 million, or 6.0%, from $489.1 million at September 30, 2001 to $518.3 million at September 30, 2002. The increase primarily reflected growth of the loan portfolio and investment securities available for sale and to a lesser extent, cash and cash equivalents, partially offset by a decrease in mortgage-related securities available for sale. The asset growth was primarily funded by increases in customer deposits.

      CASH AND CASH EQUIVALENTS. Cash and cash equivalents, which consists of cash on hand and in other banks in interest-earning and non-interest-earning accounts, amounted to $24.6 million and $19.1 million at September 31, 2002 and 2001, respectively. Cash and cash equivalents are available as a source of funds for originations of new loans and purchases of additional securities investments.

      INVESTMENT SECURITIES AVAILABLE FOR SALE. Total investment securities available for sale increased by $18.1 million, or 28.9%, from $62.6 million at September 30, 2001 to $80.6 million at September 30, 2002. The increase in investments was resulted primarily from investing the cash flows from increased deposits and the heavy prepayments of mortgage-related securities experienced during fiscal 2002 as the mortgages collateralizing such securities repaid due to the current low interest rate environment.

      LOANS HELD FOR SALE AND LOANS RECEIVABLE, NET. Aggregate loans receivable (loans receivable, net and loans held for sale) increased $41.4 million or 16.7% to $289.3 million at September 30, 2002 compared to $247.9 million at September 30, 2001. The increase was primarily the result of the Company's continued emphasis on increasing its investment in multi-family and commercial real estate (including construction) and commercial business loans which increased to $100.6 million, or 33.2% of the aggregate loan portfolio. Such loans increased in the aggregate by $19.8 million, or 24.6%, from the end of the prior fiscal year. In addition, the increase was attributed, in part, to increases in residential loans of $13.4 million, or 8.4%, and home equity loans and lines of credit of $1.7 million, or 6.8%. Loans held for sale increased from $225,000 at September 30, 2001 to $501,000 at September 30, 2002. In the latter part of fiscal 2002, management decided to sell 30 year, fixed-rate single-family residential loans in order to minimize interest rate risk in a rising interest rate environment.

      MORTGAGE-RELATED SECURITIES AND MORTGAGE-RELATED SECURITIES AVAILABLE FOR SALE. Mortgage-related securities and mortgage-related securities available for sale decreased in the aggregate by $34.5 million, or 26.8%, to $94.5 million at September 30, 2002 compared to $129.1 million at September 30, 2001. The significant decrease in mortgage-related securities was due to the historically low interest rate environment existed in fiscal 2002 which resulted in accelerated prepayments and the reinvestment of cash flows into higher yielding loan products.

      NON-PERFORMING ASSETS. The Company's total non-performing loans and real estate owned increased to $5.4 million, or 1.0% of total assets, at September 30, 2002 compared to $3.2 million, or 0.7% of total assets, at the end of the prior fiscal year. The increase in non-performing assets in fiscal 2002 was primarily attributable to the placement of four commercial real-estate loans aggregating $3.7 million as non-performing. One of such loans, in the amount of $1.3 million, has subsequently returned to current status in October 2002.

      DEPOSITS. Deposits increased by $19.2 million, or 6.2%, from $311.6 million at September 30, 2001 to $330.8 million at September 30, 2002. This increase was primarily due to a $25.1 million, or 19.3%, increase in the Company's core accounts (non-interest bearing, NOW, passbook, and MMDA accounts) as a result of the Company's continued emphasis on these deposit accounts. Certificates of deposit decreased by $5.9 million, or 3.2%, to $176.2 million in the current fiscal year.

      BORROWINGS. The Company's total borrowings increased slightly to $126.2 million at September 30, 2002 from $126.1 million at September 30, 2001 as the Company primarily used deposit inflows to fund asset growth. The FHLB advances have a weighted average interest rate of 5.4% at September 30, 2002. See Note 9 to the Consolidated Financial Statements for further information.

      EQUITY. At September 30, 2002, total stockholders' equity was $32.8 million, or 6.3% of total assets, compared to $30.6 million, or 6.3% of total assets, at September 30, 2001. The $2.2 million increase was due to net income for the year of $2.7 million and a $536,000 increase in net unrealized gains on available for sale securities partially offset by the cost of the repurchasing of 61,109 shares of common stock during fiscal 2002 and the payment of $734,000 in dividends.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID. The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate;
(iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods; yields were adjusted for the effects of tax-free investments using the statutory tax rate.


                                                                 YEAR ENDED SEPTEMBER 30,
                                -------------------------------------------------------------------------------------------------
                                                        2002                         2001                         2000
                                YIELD/COST  ---------------------------  ---------------------------  ---------------------------
                                    AT                          AVERAGE                      Average                      Average
                                SEPT. 30,   AVERAGE             YIELD/   Average             Yield/   Average             Yield/
                                  2002      BALANCE   INTEREST   COST    Balance   Interest    Cost   Balance   Interest    Cost
                                -------------------------------------------------------------------------------------------------
                                                                  (Dollars in Thousands)
Interest-earning assets:
 Loans receivable(1) (2)          6.82%     $267,208   $19,379    7.25%  $237,419  $ 18,711    7.88%  $232,807  $ 18,533    7.96%
 Mortgage-related securities(2)   5.75       113,827     6,441    5.66    130,283     8,605    6.60    125,246     8,582    6.85
 Investment securities(2)         5.18        76,826     4,509    5.87     63,545     4,396    6.92     51,331     3,809    7.42
 Other interest-earning assets    1.65        17,946       223    1.24     14,165       560    3.95     11,807       551    4.67
                                            --------  --------           --------  --------           --------  --------
  Total interest-earning assets   6.12       475,807   $30,552    6.42    445,412  $ 32,272    7.25    421,191  $ 31,475    7.47
                                            --------  --------           --------  --------           --------  --------
Non-interest-earning assets                   27,855                       26,389                      26,738
                                            --------                     --------                     --------
 Total assets                               $503,662                     $471,801                     $447,929
                                            ========                     ========                     ========
Interest-bearing liabilities:
 Deposits                         2.44      $319,344   $ 9,599    3.01   $294,731  $ 13,062    4.43   $268,157  $ 11,352    4.23
 FHLB advances and other
  borrowings                      5.41       127,264     6,928    5.44    125,988     7,267    5.77    133,330     7,879    5.90
                                            --------  --------           --------  --------           --------  --------
  Total interest-bearing
    liabilities                   3.26       446,608    16,527    3.70    420,719    20,329    4.83    401,487    19,231    4.79
                                            --------  --------           --------  --------           --------  --------
Interest rate spread              2.86                            2.72                         2.42                         2.68
Non-interest-bearing
  liabilities                                 25,977                       21,744                       22,732
                                            --------                     --------                     --------
 Total liabilities                           472,585                      442,463                      424,219
Stockholders' equity                          31,077                       29,338                       23,710
                                            --------                     --------                     --------
Total liabilities and
  stockholders' equity                      $503,622                     $471,801                     $447,929
                                            ========                     ========                     ========
 Net interest-earning assets                $ 29,199                     $ 24,693                     $ 19,704
                                            ========                     ========                     ========
Net interest income/net
  interest margin(3)                                    14,025     2.95%             11,943    2.68%              12,244    2.91%
                                                                =======                      ======                       ======
Less: tax equivalent
  adjustments                                             (431)                        (412)                        (407)
                                                      --------                     --------                     --------
 Net interest income                                  $ 13,594                     $ 11,531                     $ 11,837
                                                      ========                     ========                     ========
Ratio of average
  interest-earning assets to
  average interest-bearing
  liabilities                                 106.54%                      105.87%                      104.91%
                                            ========                     ========                     ========


(1)   Includes non-accrual loans.

(2)   Includes assets classified as either available for sale or held for sale.

(3)   Net interest income divided by interest-earning assets.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


      RATE/VOLUME ANALYSIS. The following table describes the extent to which changes in interest rates and changes in the volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to
(i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume. The table below has been prepared on a tax-equivalent basis.



                                                                         YEAR ENDED SEPTEMBER 30,
                                                     --------------------------------------------------------------
                                                              2002 VS.2001                    2001 vs.2000
                                                     -------------------------------  -----------------------------
                                                       INCREASE (DECREASE) DUE TO      Increase (Decrease) Due To
                                                     -------------------------------  -----------------------------
                                                                            TOTAL                            Total
                                                                           INCREASE                         Increase
                                                      RATE      VOLUME    (DECREASE)   Rate      Volume    (Decrease)
                                                     -------    -------   ----------  -------    -------   ----------
Interest-earnings assets:
Loans receivable(1)                                  $(1,166)   $ 1,834    $   668    $  (182)   $   360    $   178
Mortgage-related securities(1)                        (1,150)    (1,014)    (2,164)      (208)       231         23
Investment securities(1) (2)                            (299)       412        113       (234)       821        587
Other interest-earning assets                           (551)       214       (337)       (29)        38          9
                                                     -------    -------    -------    -------    -------    -------
         Total interest-earning assets                (3,166)     1,446     (1,720)      (653)     1,450        797
                                                     -------    -------    -------    -------    -------    -------
Interest-bearing liabilities:
Deposits                                              (4,677)     1,214     (3,463)       549      1,161      1,710
FHLB advances and other borrowings                      (413)        74       (339)      (185)      (427)      (612)
                                                     -------    -------    -------    -------    -------    -------
         Total interest-bearing liabilities           (5,090)     1,288     (3,802)       364        734      1,098
                                                     -------    -------    -------    -------    -------    -------
Increase (decrease) in net interest income           $ 1,924    $   158    $ 2,082    $(1,017)   $   716    $  (301)
                                                     =======    =======    =======    =======    =======    =======

(1)   Includes assets classified as either available for sale or held for sale.

(2)   The above table is presented on a tax-equivalent basis.


RESULTS OF OPERATIONS

      GENERAL. The Company reported net income of $2.7 million, $2.5 million and $2.4 million for the years ended September 30, 2002, 2001 and 2000, respectively.

      The $255,000 increase in net income for the year ended September 30, 2002 compared to the year ended September 30, 2001 was primarily due to the $2.1 million, or 17.9%, increase in net interest income combined with a $309,000, or 16.1%, increase in non-interest income partially offset by a $2.1 million, or 21.3%, increase in non-interest expense.

      The $109,000 increase in net income for the year ended September 30, 2001 compared to the year ended September 30, 2000 was primarily due to the $640,000, or 50.2%, increase in non-interest income offset by a $426,000, or 3.7%, decrease in net interest income after provision for loan losses combined with a $126,000, or 1.3%, increase in non-interest expense.

      NET INTEREST INCOME. Net interest income is determined by the interest rate spread (the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. All percentages are reported on a fully tax-equivalent basis. The Company's average interest-rate spread was 2.72%, 2.42% and 2.68% for the years ended September 30, 2002, 2001, and 2000, respectively. The Company's interest-rate spread was 2.86% at September 30, 2002. The Company's net interest margin (net interest income as a percentage of average interest-earning assets) was 2.95%, 2.68% and 2.91% for the years ended September 30, 2002, 2001 and 2000, respectively. In fiscal 2002, the changes in net interest spread and net interest margin were the result of lower short-term interest rates which impacted the rates paid on the Company's interest-bearing core deposits and shorter term certificates of deposit by repricing downward at a greater degree than its interest-earning assets. However, in fiscal 2001, the Company's net interest spread and net interest margin were adversely impacted by the significant interest rate decreases implemented by the Board of Governors of the Federal Reserve System. Due to the repricing characteristics of the Company's interest-earning assets, they repriced downward more rapidly than its interest-bearing liabilities.

      Net interest income increased to $13.6 million in the year ended September 30, 2002 as compared to

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

$11.5 million in fiscal 2001. The $2.1 million, or 17.9%, increase was primarily due to decreases in rates paid on interest-bearing liabilities.

      Net interest income decreased to $11.5 million in fiscal 2001 as compared to $11.8 million in fiscal 2000. The $306,000, or 2.6%, decrease came as a result of a $1.1 million increase in interest expense partially offset by a $792,000 increase in interest income. The decrease in net interest income was a result of higher short-term interest rates experienced in calendar year 2000 causing interest-bearing liabilities to reprice more frequently than the Company's interest-earning assets.

      INTEREST INCOME. Total interest income amounted to $30.1 million for the year ended September 30, 2002 compared to $31.9 million for the year ended September 30, 2001. The decrease in fiscal 2002 was primarily due to a $2.2 million, or 25.1%, decrease in interest income from mortgage-related securities as a result of a 94 basis point decrease in the yield earned combined with a $16.5 million, or 12.6%, decrease in the average balance of the securities portfolio. The decrease was offset, in part, by an increase in interest income on loans. Interest income on loans increased $668,000, or 3.6%, due to a $29.8 million, or 12.5%, increase in the average balance thereof offset, in part, by a 63 basis point decrease in the average yield earned. The increase in the average balances of loans was due to increases in the amount of commercial real estate and commercial business loans reflecting the Company's continued emphasis on expanding its commercial loan portfolio since such loans generally bear higher rates of interest and have shorter contractual maturities than single-family residential loans.

      The $792,000, or 2.5%, increase in total interest income during the year ended September 30, 2001 as compared to fiscal 2000 was due to a $610,000, or 4.9%, increase in interest income from investments and mortgage-related securities as a result of a $17.3 million, or 9.8%, increase in the average balance of the securities portfolio offset, in part, by a 31 basis point decrease in the yield earned. The increase in the average balance was due to the reinvestment of cash on hand at the end of fiscal 2000 resulting from the sale of $24.3 million of securities as part of the Company's asset/liability management strategy as well as maintaining leverage on the Company's balance sheet to maximize earnings. The decline in yield was due to the declining interest rate environment existing during most of fiscal 2001 as a result of cuts in interest rates implemented by the Federal Reserve. Additionally, interest income on loans increased $178,000, or 1.0%, due to a $4.6 million, or 2.0%, increase in the average balance thereof offset by a 6 basis point decrease in the average yield earned.

      INTEREST EXPENSE. Total interest expense decreased by $3.8 million, or 18.7%, during the year ended September 30, 2002 compared to fiscal 2001 primarily due to a $3.5 million decrease in interest expense on deposits and a $339,000 decrease in interest expense on borrowings. The decrease in interest expense on deposits was due to a 142 basis point decrease in the average rate paid offset, in part, by a $24.6 million increase in the average balance of deposits. The decrease in interest expense on borrowings was due to a 33 basis point decrease in the average rate paid off-set by a $1.3 million increase in the average balance of borrowings. The increased level of deposits was due to the decline in the equities market combined with the marketing efforts of the Company to attract deposits, particularly core deposits. The deposit inflow was used to fund loan originations, to purchase investment securities and to repay shorter term borrowings.

      Total interest expense amounted to $20.3 million for the year ended September 30, 2001 as compared to $19.2 million for fiscal 2000. Total interest expense increased by $1.1 million, or 5.7%, during the year ended September 30, 2001 compared to fiscal 2000 due to a $1.7 million increase in interest expense on deposits partially offset by a $612,000 decrease in interest expense on borrowings. The increase in interest expense on deposits was due to a $26.6 million increase in the average balance of deposits and a 20 basis point increase in the average rate paid thereon. The decrease in interest expense on borrowings was due to a $7.3 million decrease in the average balance of borrowings combined with an 13 basis point decrease in the average rate paid. The increased level of deposits was due to the Company's increased marketing of its core deposit products and was used to fund loan originations, purchases of investment and mortgage-related securities and to repay higher rate shorter term borrowings. The increase in the rates paid on deposits was due to rising short-term interest rates experienced during the latter part of calendar year 2000.

      PROVISIONS FOR LOAN LOSSES. Provisions for loan losses are charged to earnings to maintain the total allowance for loan losses at a level believed by management to cover all known and inherent losses in the Company's loan portfolio. Management's

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


analysis includes consideration of the Company's historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's primary market area, and other factors related to the collectibility of the Company's loan and loans held for sale portfolios. Management of the Company assesses the allowance for loan losses on a monthly basis and makes provisions for loan losses as deemed necessary in order to maintain the allowance for loan losses at a level management believes covers all known and inherent losses that are both probable and reasonably estimable. For the years ended September 30, 2002 and 2001, the provision for loan losses remained at $540,000 as compared to $420,000 for fiscal 2000. The provision for allowance for loan losses for fiscal 2002 remained at the same level as fiscal 2001 due to the Company's re-evaluation of its estimate of losses with respect to its non-conforming loans based on its loss experience and the reallocation of a portion of the allowance to commercial real estate and commercial business loans due to the continued increased investment in such loans. During fiscal 2001, the Company increased its provision for loan losses as compared to fiscal 2000 primarily due to its assessment of the amount of losses it would incur with respect to the non-conforming loans remaining in its portfolio. Although the Company had ceased origination of this type of loan during fiscal 2000, it had in its portfolio loans that were not sold in the secondary market for a variety of reasons. The provision for fiscal 2001 also increased due to the continued growth of the Company's commercial real estate and commercial business loan portfolios which the Company believed had a greater inherent level of loss than traditional single-family residential loans. At September 30, 2002, the Company's allowance for loan losses totalled $2.4 million which amounted to 45.9% of total non-performing loans and .81% of gross loans receivable.

      Although management of the Company believes that the Company's allowance for loan losses was adequate at September 30, 2002, based on facts and circumstances available to it, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations for such periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's provision for loan losses and the carrying value of its other non-performing assets based on their judgments about information available to them at the time of their examination. Such agencies may require the Company to make additional provisions for estimated loan losses based on judgements different from those of management.

      NON-INTEREST INCOME. The $309,000, or 16.1%, increase in non-interest income for the year ended September 30, 2002 as compared to fiscal 2001 was primarily due to a $279,000 increase in the gain on sale of $7.1 million of investment securities along with a $48,000 increase in service charges and other fees offset, in part, by a $38,000 decrease in gains on sale of loans held for sale.

      For the year ended September 30, 2001, the Company reported non-interest income of $1.9 million compared to $1.3 million for the year ended September 30, 2000. The primary reason for the $640,000, or 50.2%, increase in non-interest income in fiscal 2001 was the recognition in the prior fiscal year of a $886,000 loss on the sale of investments and mortgage-related securities offset in part by a $278,000 distribution of common stock included in other income in connection with an insurance company demutualization. The loss on sale was incurred in connection with an asset restructuring undertaken in the fourth quarter of fiscal 2000 as a part of the Company's asset/liability management strategy. In addition, gains on the sale of loans held for sale declined $84,000 during fiscal 2001 due to the Company ceasing the origination of sub-prime loans offset partially by a $51,000 increase in cash surrender value of the Company's Bank Owned Life Insurance ("BOLI").

      OPERATING EXPENSES. Operating expenses include compensation and employee benefits, occupancy and equipment expense, Federal Deposit Insurance Corporation ("FDIC") deposit insurance premiums, professional fees, data processing expense, advertising and other items. Operating expenses increased $2.1 million, or 21.3%, for the year ended September 30, 2002 compared to the year ended September 30, 2001 and amounted to $12.1 million in fiscal 2002 compared to $10.0 million in fiscal 2001. The primary reasons for the increase were a $708,000 increase in salaries and employee benefits, a $570,000 expense related to a settlement of a lawsuit and a $531,000 increase in other operating expense. Salaries and employee benefits increased primarily due to a $431,000 writedown in the cash surrender value of certain life insurance policies resulting from the decline in the equities market as well as general compensation

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


increases and higher costs of employee benefit plans. With respect to the settlement expense, it related to a lawsuit that was instituted by the purchaser of five residential mortgage loans from the Bank that alleged that it suffered losses in connection with these loans and that the Bank was required to either purchase the loans or compensate the purchaser for its alleged losses. Other non-interest expense increased $531,000 primarily due to a $213,000 expense relating to the workout of three non-performing commercial real estate loans aggregating $2.4 million along with increases in bank service charges and cash loss. In addition, the increase was attributable to a $51,000 increase in occupancy and equipment expense, a $77,000 increase in data processing, a $111,000 increase in advertising and a $78,000 increase in minority interest in expense of subsidiaries. Management expects the costs relating to the workout of the non-performing commercial real estate loans to continue in fiscal 2003.

      Operating expenses increased $126,000, or 1.3%, for the year ended September 30, 2001 compared to the year ended September 30, 2000 and amounted to $10.0 million in fiscal 2001 compared to $9.8 million in fiscal 2000. The primary reason for the increase of operating expenses for fiscal 2001 was a $337,000 increase in salaries and employee benefits offset, in part, by a $75,000 and $94,000 decrease in professional fees and advertising expenses, respectively. Salaries and employee benefits increased due to general compensation increases and increased costs of employee benefit plans.

      INCOME TAXES. The Company recognized income tax expense of $448,000, or 14.1%, of pre-tax income, for the year ended September 30, 2002, compared to $459,000, or 15.7%, of pre-tax income, for the year ended September 30, 2001. The Company recognized income tax expense of $480,000, or 16.9%, of pre-tax income, for fiscal 2000. The primary reason for the decrease in the Company's effective tax rate for fiscal years 2002 and 2001 was the increase in tax-free income resulting from purchases of tax-exempt securities and BOLI as the Company employed various strategies to reduce taxes.

LIQUIDITY AND CAPITAL RESOURCES

      The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-related securities, sales of loans, maturities of investment securities and other short-term investments, borrowings and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-related securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan and mortgage-related securities prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Company has the ability to obtain advances from the FHLB of Pittsburgh through several credit programs with the FHLB in amounts not to exceed the Bank's maximum borrowing capacity and subject to certain conditions, including holding a predetermined amount of FHLB stock as collateral. As an additional source of funds, the Company has access to the Federal Reserve discount window, but only after it has exhausted its access to the FHLB of Pittsburgh. At September 30, 2002, the Company had $126.2 million of outstanding advances from the FHLB of Pittsburgh.

      Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer term basis, the Company maintains a strategy of investing in various lending products and mortgage-related securities. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain a portfolio of mortgage-related and investment securities. At September 30, 2002, the total of approved loan commitments outstanding amounted to $10.2 million. At the same date, commitments under unused lines of credit and loans in process on construction loans amounted to an aggregate of $17.4 million. Certificates of deposit scheduled to mature in one year or less at September 30, 2002 totalled $109.7 million. Based upon its historical experience, management believes that a significant portion of maturing deposits will remain with the Company.

      The Company has not used, and has no intention to use, any significant off-balance sheet financing arrangements for liquidity purposes. The Company's primary financial instruments with off-balance sheet risk are limited to loan servicing for others, its obligations to fund loans to customers pursuant to

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


existing commitments and commitments to purchase and sell mortgage loans. In addition, the Company has not had, and has no intention to have, any significant transactions, arrangements or other relationships with any unconsolidated, limited purpose entities that could materially affect its liquidity or capital resources. The Company has not, and does not intend to, trade in commodity contracts.

      The OTS requires that the Bank meet minimum regulatory tangible, core, tier 1 risk-based and total risk-based capital requirements. At September 30, 2002, the Bank exceeded all regulatory capital requirements and was deemed a well capitalized institution for regulatory purposes. See Note 11 to the Consolidated Financial Statements.

      The Company's assets consist primarily of its investment in the Bank and investments in various corporate debt and equity instruments. Its only material source of income consists of earnings from its investment in the Bank and interest and dividends earned on other investments. The Company, as a separately incorporated holding company, has no significant operations other than serving as the sole stockholder of the Bank and paying interest to its subsidiaries, First Keystone Capital Trust I and II, for junior subordinated debt issued in conjunction with the issuance of trust preferred securities. See Note 16 to the Consolidated Financial Statements. On an unconsolidated basis, the Company has no paid employees. The expenses primarily incurred by the Company relate to its reporting obligations under the Securities Exchange Act of 1934, related expenses incurred as a publicly traded company, and expenses relating to the issuance of the trust preferred securities and the junior subordinated debentures issued in connection therewith. Management believes that the Company has adequate liquidity available to respond to its liquidity demands. Under applicable federal regulations, the Bank may pay dividends to the Company (as sole stockholder) within certain limits after providing written notice to or obtaining the approval of the OTS. See Note 11 of the Consolidated Financial Statements.

RECENT ACCOUNTING PRONOUNCEMENTS

      For discussion of additional recent accounting pronouncements, see Note 2 of the Consolidated Financial Statements in this Annual Report.

Impact of Inflation and Changing Prices

      The Consolidated Financial Statements of the Company and related notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

      Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure and repricing characteristics of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246 2300                                     [DELOITTE & TOUCHE LOGO]
Fax: (215) 569 2441
www.us.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
First Keystone Financial, Inc. and subsidiaries
Media, Pennsylvania 19063

We have audited the accompanying consolidated statements of financial condition of First Keystone Financial, Inc. and subsidiaries (the "Company") as of September 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of First Keystone Financial, Inc. and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche, LLP

Philadelphia, Pennsylvania
November 7, 2002


Deloitte
Touche
Tohmatsu

                FIRST KEYSTONE FINANCIAL, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(dollars in thousands, except per share data)
                                                                                                               SEPTEMBER 30
                                                                                                       ----------------------------
                                                                                                          2002               2001
                                                                                                       ---------          ---------
ASSETS
Cash and amounts due from depository institutions                                                      $   4,753          $   3,753
Interest-bearing deposits with depository institutions                                                    19,870             15,378
                                                                                                       ---------          ---------
   Total cash and cash equivalents                                                                        24,623             19,131
Investment securities available for sale                                                                  80,624             62,564
Mortgage-related securities available for sale                                                            85,674            117,608
Loans held for sale                                                                                          501                225
Mortgage-related securities held to maturity - at amortized cost
   (approximate fair value of $9,090 and $11,550 at September 30, 2002
   and 2001, respectively)                                                                                 8,855             11,454
Loans receivable (net of allowance for loan losses of $2,358 and $2,181
   at September 30, 2002 and 2001, respectively)                                                         288,776            247,664
Accrued interest receivable                                                                                2,971              3,353
Real estate owned                                                                                            248                887
Federal Home Loan Bank stock--at cost                                                                      6,571              6,917
Office properties and equipment--net                                                                       3,491              3,690
Cash surrender value of life insurance                                                                    14,362             14,021
Prepaid expenses and other assets                                                                          1,650              1,536
                                                                                                       ---------          ---------
Total Assets                                                                                           $ 518,346          $ 489,050
                                                                                                       =========          =========

LIABILITIES, MINORITY INTEREST IN SUBSIDIARIES AND STOCKHOLDERS' EQUITY

Liabilities:
   Deposits                                                                                            $ 330,765          $ 311,601
   Advances from Federal Home Loan Bank                                                                  126,237            126,070
   Accrued interest payable                                                                                1,000              1,804
   Advances from borrowers for taxes and insurance                                                           832                696
   Deferred income taxes                                                                                     424                282
   Accounts payable and accrued expenses                                                                   5,413              1,776
                                                                                                       ---------          ---------
      Total liabilities                                                                                  464,671            442,229
                                                                                                       ---------          ---------
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated
   debentures of the Company                                                                              20,880             16,200
                                                                                                       ---------          ---------
Stockholders' Equity:
   Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued
   Common stock, $.01 par value, 20,000,000 shares authorized; issued and outstanding: September 30, 2002 and 2001, 2,008,611
      and 2,033,707 shares, respectively                                                                      14                 14
Additional paid-in capital                                                                                13,622             13,536
Common stock acquired by stock benefit plans                                                                (995)            (1,147)
Treasury stock at cost: 703,945 and 686,293 shares at September 30, 2002
   and 2001, respectively                                                                                 (9,175)            (8,583)
Accumulated other comprehensive income                                                                     3,200              2,664
Retained earnings--partially restricted                                                                   26,129             24,137
                                                                                                       ---------          ---------
   Total stockholders' equity                                                                             32,795             30,621
                                                                                                       ---------          ---------
Total Liabilities, Minority Interest in Subsidiaries and Stockholders' Equity                          $ 518,346          $ 489,050
                                                                                                       =========          =========

See notes to consolidated financial statements.

                FIRST KEYSTONE FINANCIAL, INC. AND SUBSIDIARIES
                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(dollars in thousands, except per share data)
                                                                                                 YEAR ENDED SEPTEMBER 30
                                                                                    -----------------------------------------------
                                                                                      2002                2001               2000
                                                                                    --------            --------           --------
INTEREST INCOME:

Interest on:
   Loans                                                                            $ 19,379            $ 18,711           $ 18,533
   Mortgage-related securities                                                         6,441               8,605              8,582
   Investment securities:
      Taxable                                                                          2,445               2,030              1,523
      Tax-exempt                                                                       1,203               1,370              1,311
      Dividends                                                                          430                 584                568
   Interest-bearing deposits                                                             223                 560                551
                                                                                    --------            --------           --------
         Total interest income                                                        30,121              31,860             31,068
                                                                                    --------            --------           --------
INTEREST EXPENSE:

Interest on:
   Deposits                                                                            9,599              13,062             11,352
   Federal Home Loan Bank advances                                                     6,928               7,265              6,758
   Securities sold under agreements to repurchase                                                              2              1,121
                                                                                    --------            --------           --------
         Total interest expense                                                       16,527              20,329             19,231
                                                                                    --------            --------           --------

Net interest income                                                                   13,594              11,531             11,837
Provision for loan losses                                                                540                 540                420
                                                                                    --------            --------           --------
Net interest income after provision for loan losses                                   13,054              10,991             11,417
                                                                                    --------            --------           --------
NON-INTEREST INCOME (LOSS):
Service charges and other fees                                                         1,000                 952                941
Net gain (loss) on sale of:
   Investments and mortgage-related securities                                           331                  52               (886)
   Loans held for sale                                                                    84                 122                206
Increase in cash surrender value                                                         680                 664                613
Other income                                                                             128                 124                400
                                                                                    --------            --------           --------
         Total non-interest income                                                     2,223               1,914              1,274
                                                                                    --------            --------           --------
NON-INTEREST EXPENSE:
Salaries and employee benefits                                                         4,796               4,088              3,751
Occupancy and equipment                                                                1,229               1,178              1,117
Professional fees                                                                        778                 749                824
Federal deposit insurance premium                                                         57                  55                 80
Net cost of operation of other real estate                                                (4)                 25                 87
Data processing                                                                          478                 401                401
Advertising                                                                              471                 360                454
Litigation settlement                                                                    570
Minority interest in expense of subsidiaries                                           1,649               1,571              1,571
Other                                                                                  2,079               1,548              1,564
                                                                                    --------            --------           --------
         Total non-interest expense                                                   12,103               9,975              9,849
                                                                                    --------            --------           --------

Income before income tax expense                                                       3,174               2,930              2,842
Income tax expense                                                                       448                 459                480
                                                                                    --------            --------           --------
         Net income                                                                 $  2,726            $  2,471           $  2,362
                                                                                    ========            ========           ========
Earnings per common share:
   Basic                                                                            $   1.42            $   1.22           $   1.14
   Diluted                                                                          $   1.34            $   1.18           $   1.11

See notes to consolidated financial statements.

                 FIRST KEYSTONE FINANCIAL, INC. AND SUBSIDIARIES
                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(dollars in thousands)
                                                                       COMMON
                                                                        STOCK                  ACCUMULATED  RETAINED
                                                         ADDITIONAL  ACQUIRED BY                  OTHER     EARNINGS-     TOTAL
                                              COMMON      PAID-IN   STOCK BENEFIT  TREASURY   COMPREHENSIVE PARTIALLY  STOCKHOLDERS'
                                              STOCK       CAPITAL       PLANS       STOCK     INCOME (LOSS) RESTRICTED    EQUITY
                                             --------    ---------- -------------  --------   ------------- ---------- -------------
Balance at October 1, 1999                   $     14     $ 13,408     $ (1,531)   $ (5,622)    $ (2,992)    $ 20,627    $ 23,904
                                             --------     --------     --------    --------     --------     --------    --------
Comprehensive income:
Net income                                                                                                      2,362       2,362
Other comprehensive income, net of tax:
   Net unrealized gain on securities
      net of reclassification adjustment(1)                                                          606                      606
                                             --------     --------     --------    --------     --------     --------    --------
   Comprehensive income                                                                                                     2,968
                                             --------     --------     --------    --------     --------     --------    --------
ESOP stock committed to be released                                         127                                               127
Excess of fair value above cost of ESOP and
   RRP shares committed to be released                          83                                                             83
RRP amortization                                                            117                                               117
Dividends paid                                                                                                   (630)       (630)
                                             --------     --------     --------    --------     --------     --------    --------
Balance at September 30, 2000                      14       13,491       (1,287)     (5,622)      (2,386)      22,359      26,569
                                             --------     --------     --------    --------     --------     --------    --------
Comprehensive income:
Net income                                                                                                      2,471       2,471
Other comprehensive income, net of tax:
   Net unrealized gain on securities
      net of reclassification adjustment(1)                                                        5,050                    5,050
                                             --------     --------     --------    --------     --------     --------    --------
   Comprehensive income                                                                                                     7,521
                                             --------     --------     --------    --------     --------     --------    --------
ESOP stock committed to be released                                         140                                               140
Excess of fair value above cost of ESOP
   shares committed to be released                             111                                                            111
Exercise of stock options                                      (66)                      84                                    18
Purchase of treasury stock                                                           (3,045)                               (3,045)
Dividends paid                                                                                                   (693)       (693)
                                             --------     --------     --------    --------     --------     --------    --------
Balance at September 30, 2001                      14       13,536       (1,147)     (8,583)       2,664       24,137      30,621
                                             --------     --------     --------    --------     --------     --------    --------
Net income                                                                                                      2,726       2,726
Other comprehensive income, net of tax:
   Net unrealized gain on securities
      net of reclassification adjustment(1)                                                          536                      536
                                             --------     --------     --------    --------     --------     --------    --------
   Comprehensive income                                                                                                     3,262
                                             --------     --------     --------    --------     --------     --------    --------
ESOP stock committed to be released                                         152                                               152
Excess of fair value above cost of ESOP
   shares committed to be released                             161                                                            161
Exercise of stock options                                      (75)                     421                                   346
Purchase of treasury stock                                                           (1,013)                               (1,013)
Dividends paid                                                                                                   (734)       (734)
                                             --------     --------     --------    --------     --------     --------    --------
Balance at September 30, 2002                $     14     $ 13,622     $   (995)   $ (9,175)    $  3,200     $ 26,129    $ 32,795
                                             ========     ========     ========    ========     ========     ========    ========

(1) Disclosure of reclassification amount, net of tax for the years ended:        2002       2001       2000
                                                                                -------    -------    -------
       Net unrealized appreciation arising during the year                      $   754    $ 5,084    $ 1,191
       Less: reclassification adjustment for net gains (losses)
       included in net income                                                       218         34       (585)
                                                                                -------    -------    -------
       Net unrealized gain on securities                                        $   536    $ 5,050    $   606
                                                                                =======    =======    =======

See notes to consolidated financial statements.

                FIRST KEYSTONE FINANCIAL, INC. AND SUBSIDIARIES
                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(dollars in thousands)
                                                                                                  YEAR ENDED SEPTEMBER 30
                                                                                        -------------------------------------------
                                                                                           2002             2001             2000
                                                                                        ---------        ---------        ---------
OPERATING ACTIVITIES:
   Net income                                                                           $   2,726        $   2,471        $   2,362
   Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
      Provision for depreciation and amortization                                             457              429              424
      Amortization of discounts                                                                (3)            (123)            (261)
      (Gain) loss on sales of:
         Loans held for sale                                                                  (84)            (122)            (206)
         Investment securities available for sale                                            (331)             (14)             120
         Mortgage-related securities available for sale                                                        (38)             766
         Real estate owned                                                                   (124)             (49)             (52)
      Provision for loan losses                                                               540              540              420
      Provision for real estate owned losses                                                   18                                40
      Amortization of stock benefit plans                                                     384              251              327
      Distribution of policy value in demutualization                                                                          (278)
      Changes in assets and liabilities which provided (used) cash:
         Origination of loans held for sale                                                (3,712)         (20,685)         (39,531)
         Loans sold in the secondary market                                                 3,436           23,559           38,224
         Deferred income taxes                                                               (135)                              100
         Accrued interest receivable                                                          382               20             (277)
         Prepaid expenses and other assets                                                   (455)           5,544           (6,390)
         Accrued interest payable                                                            (804)            (490)             (27)
         Accounts payable and accrued expenses                                              3,637             (388)          (1,328)
                                                                                        ---------        ---------        ---------
         Net cash provided by (used in) operating activities                                5,932           10,905           (5,567)
                                                                                        ---------        ---------        ---------
INVESTING ACTIVITIES:
   Loans originated                                                                      (172,860)         (70,781)         (63,434)
   Purchases of:
      Investment securities available for sale                                            (37,909)         (32,137)          (3,033)
      Mortgage-related securities available for sale                                      (27,511)         (58,663)         (15,838)
   Redemption (purchase) of FHLB stock                                                        346             (245)            (515)
   Proceeds from sales of investment and
      mortgage-related securities available for sale                                        8,936           14,931           23,401
   Proceeds from sales of real estate owned                                                 1,003              849              560
   Principal collected on loans                                                           131,402           53,046           58,268
   Proceeds from maturities, calls or repayments of:
      Investment securities available for sale                                             12,343            7,000
      Mortgage-related securities available for sale                                       58,779           34,782           14,652
      Mortgage-related securities held to maturity                                          2,595            1,594            1,433
   Purchase of property and equipment                                                        (258)            (495)            (972)
   Net expenditures on real estate acquired through
      foreclosure and in development                                                          (11)            (180)            (253)
                                                                                        ---------        ---------        ---------
         Net cash (used in) provided by investing activities                              (23,145)         (50,299)          14,269
                                                                                        ---------        ---------        ---------
FINANCING ACTIVITIES:
   Net increase in deposit accounts                                                        19,164           39,039           11,736
   Net increase (decrease) in FHLB advances and other borrowings                              167          (16,832)             465
   Net increase (decrease) in advances from
      borrowers for taxes and insurance                                                       136              (76)            (174)
   Issuance of trust preferred securities                                                   8,000
   Purchase of trust preferred securities                                                  (3,290)
   Proceeds from exercise of stock options                                                    275               18
   Purchase of treasury stock                                                              (1,013)          (3,045)
   Cash dividends                                                                            (734)            (693)            (630)
                                                                                        ---------        ---------        ---------
      Net cash provided by financing activities                                            22,705           18,411           11,397
                                                                                        ---------        ---------        ---------
Increase (decrease) in cash and cash equivalents                                            5,492          (20,983)          20,099
Cash and cash equivalents at beginning of year                                             19,131           40,114           20,015
                                                                                        ---------        ---------        ---------
Cash and cash equivalents at end of year                                                $  24,623        $  19,131        $  40,114
                                                                                        =========        =========        =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments for interest on deposits and borrowings                                   $  17,331        $  15,605        $  19,258
Cash payments of income taxes                                                                 650              125              550
Transfers of loans receivable into real estate owned                                          361              872            1,177

See notes to consolidated financial statements.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

1. NATURE OF OPERATIONS AND ORGANIZATION STRUCTURE

      The primary business of First Keystone Financial, Inc. (the "Company"), is to act as a holding company for First Keystone Federal Savings Bank (the "Bank"), a federally chartered stock savings association founded in 1934, First Keystone Capital Trust I and Capital Trust II which are companies that are used to issue trust preferred securities. The Bank has two active subsidiaries, FKF Management Corp., Inc. which manages investment securities, and State Street Services Corporation, which has ownership interest in an insurance agency and title company. The primary business of the Bank is to offer a wide variety of commercial and retail products through its branch system located in Delaware and Chester counties in Pennsylvania. The Bank is primarily supervised and regulated by the Office of Thrift Supervision ("OTS").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

      The accompanying consolidated financial statements include the accounts of the Company, the Bank, and the Company's and the Bank's wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from those estimates.

SECURITIES HELD TO MATURITY AND SECURITIES AVAILABLE FOR SALE

      Securities held to maturity are carried at amortized cost only if the Company has the positive intent and ability to hold these securities to maturity. Securities available for sale are carried at fair value with the resulting unrealized gains or losses recorded in equity, net of tax. For the years ended September 30, 2002 and 2001, the Company did not maintain a trading portfolio.

ALLOWANCE FOR LOAN LOSSES

      An allowance for loan losses is maintained at a level that management considers adequate to provide for probable losses based upon an evaluation of known and inherent losses in the loan portfolio. Management's evaluation of the portfolio is based upon past loss experience, current economic conditions and other relevant factors. While management uses the best information available to make such evaluation, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

      Impaired loans are predominantly measured based on the fair value of the collateral. The provision for loan losses charged to expense is based upon past loan loss experience and an evaluation of probable losses and impairment existing in the current loan portfolio. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan. An insignificant delay or insignificant shortfall in amounts of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. Large groups of smaller balance homogeneous loans, including residential real estate and consumer loans, are collectively evaluated for impairment, except for loans restructured under a troubled debt restructuring.

      In July 2001, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues". SAB No. 102 expresses the SEC staff's views on the development, documentation, and application of a systematic methodology for determining the allowance for loan losses in accordance with accounting principles generally accepted in the United States of America. Also in July 2001, the federal banking agencies issued guidance on this topic through the Federal Financial Institutions Examination Council interagency guidance, Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions. In management's opinion, the Company's methodology and documentation of the allowance for loan losses meets the guidance issued.

MORTGAGE BANKING ACTIVITIES

      The Company originates mortgage loans held for investment and for sale. At origination, the mortgage loan is identified as either held for sale or for investment. Mortgage loans held for sale are carried at the lower of cost or forward committed contracts (which approximates market), determined on a net aggregate basis.

      At September 30, 2002, 2001 and 2000, loans serviced for others totalled approximately $51,826, $66,301, and $70,390, respectively. Servicing loans for others consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures. Loan servicing income is recorded on a cash basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The Company has fiduciary responsibility for related escrow and custodial funds

(dollars in thousands, except per share data)

aggregating approximately $584 and $995 at September 30, 2002 and 2001, respectively.

      The Company assesses the retained interest in the servicing asset or liability associated with the sold loans based on the relative fair values. The servicing asset or liability is amortized in proportion to and over the period during which estimated net servicing income or net servicing loss, as appropriate, will be received. Assessment of the fair value of the retained interest is performed on a continual basis. At September 30, 2002 and 2001, mortgage servicing rights of $89 and $109, respectively, were included in other assets.

TRANSFERS OF FINANCIAL ASSETS

      Transfers of financial assets are accounted for as sales, when control over assets has been surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

INCOME RECOGNITION ON LOANS

      Interest on loans is credited to income when earned. Accrual of loan interest is discontinued and a reserve established on existing accruals if management believes after considering, among other things, economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of interest is doubtful.

REAL ESTATE OWNED

      Real estate owned consists of properties acquired by foreclosure or deed in-lieu of foreclosure. These assets are initially recorded at the lower of carrying value of the loan or estimated fair value less selling costs at the time of foreclosure and at the lower of the new cost basis or net realizable value thereafter. The amounts recoverable from real estate owned could differ materially from the amounts used in arriving at the net carrying value of the assets at the time of foreclosure because of future market factors beyond the control of the Company. Costs relating to the development and improvement of real estate owned properties are capitalized and those relating to holding the property are charged to expense.

OFFICE PROPERTIES AND EQUIPMENT

      Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the assets. The costs of maintenance and repairs are expensed as they are incurred, and renewals and betterments are capitalized.

CASH SURRENDER VALUE OF LIFE INSURANCE

      The Bank funded the purchase of insurance policies on the lives of officers and employees of the Bank. The Company has recognized any increase in cash surrender value of life insurance, net of insurance costs, in the consolidated statements of income and the insurance policies are recorded as an asset in the statements of financial condition. During the year ended September 30, 2000, the Company recognized a gain of $278 from a distribution of shares of common stock in demutualization of an insurance company.

INTEREST RATE RISK

      At September 30, 2002 and 2001, the Company's assets consist primarily of assets that earned interest at either adjustable or fixed interest rates and the average life of which is longer term. These assets were funded primarily with shorter term liabilities that have interest rates which vary over time with market rates and certain call features that are affected by changes in market rates. The shorter duration of the interest-sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income.

EARNINGS PER SHARE

      Basic earnings per share ("EPS") is computed based on the weighted average number of shares of common stock outstanding. Diluted earnings per common share is computed based on the weighted average number of shares of common stock outstanding increased by the number of common shares that are assumed to have been purchased with the proceeds from the exercise of stock options. Weighted average shares used in the computation of earnings per share were as follows:

                               YEAR ENDED SEPTEMBER 30
                         -----------------------------------
                            2002         2001         2000
                         ---------    ---------    ---------
Average common
shares outstanding       1,915,818    2,021,332    2,069,925
Increase in shares
due to options             118,100       78,396       57,526
                         ---------    ---------    ---------
Adjusted shares
outstanding - diluted    2,033,918    2,099,728    2,127,451
                         =========    =========    =========

      For the years ended September 30, 2002, 2001 and 2000, 9,000 shares, 9,600 shares and 85,680 shares, respectively, attributable outstanding options were excluded from the calculation of diluted EPS because the effect was antidilutive.

(dollars in thousands, except per share data)

INCOME TAXES

      Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

ACCOUNTING FOR STOCK OPTIONS

      The Company accounts for stock options in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which allows an entity to choose between the intrinsic value method, as defined in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" or the fair value method of accounting for stock-based compensation described in SFAS No. 123. An entity using the intrinsic value method must disclose pro forma net income and earnings per share as if stock-based compensation was accounted for using the fair value method (See Note 12). The Company continues to account for stock-based compensation using the intrinsic value method and, accordingly, has not recognized compensation expense under this method.

OTHER COMPREHENSIVE INCOME

      The Company presents as a component of comprehensive income the amounts from transactions and other events which currently are excluded from the statement of income and are recorded directly to stockholders' equity.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS

      SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138 and interpreted by the FASB and the Derivative Implementation Group through "Statement 133 Implementation Issues" requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Under SFAS No. 133, the accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company adopted this statement on October 1, 2000. The adoption of this statement did not have a material impact on the Company's financial position or results of operations. Currently, no embedded derivatives require bifurcation. The Company currently does not employ hedging activities that require designation as either fair value or cash flow hedges, or hedges of a net investment in a foreign operation.

STATEMENT OF CASH FLOWS

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits with depository institutions.

RECENT ACCOUNTING PRONOUNCEMENTS

      In June 2001, the FASB issued two new pronouncements: SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 is effective as follows: (a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and (b) the provisions of SFAS No. 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. However, SFAS No. 142 did not change the accounting prescribed for certain acquisitions by banking and thrift institutions, resulting in continued amortization of the excess of cost over fair value of net assets acquired under SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions."

      In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions", which provides guidance on the accounting for the acquisition of a financial institution. This statement requires that the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired in a business combination which represents goodwill be accounted for under SFAS No. 142. Thus, the specialized accounting guidance in paragraph 5 of SFAS No. 72, will not apply after September 30, 2002. If certain criteria in SFAS No. 147 are met, the amount of the unidentifiable intangible asset will be reclassified to goodwill upon adoption of the statement. Financial institutions meeting the conditions outlined in SFAS No. 147 will be required to restate previously issued financial statements. Additionally, the scope of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", is amended to include long-term customer-relationship intangible assets such as deposit or/and borrower-relationship intangible assets and credit cardholder intangible assets. This statement became effective for the Company for its fiscal year beginning October 1, 2002. This statement did not have any impact of the Company's financial statements upon adoption because the Company has no recorded goodwill.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of the APB No. 30, "Reporting of Operations-Reporting the Effects of Disposal of a Segment of a

(dollars in thousands, except per share data)

Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement is effective for fiscal years beginning after December 15, 2001. The Company does not expect an impact of the Company's financial statements in adopting this statement.

      In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". The provisions of this statement related to the rescission of SFAS No. 4 and are effective for fiscal years beginning after May 15, 2002. Management does not believe the impact of applying these provisions will be material to the Company. Certain provisions of the statement relating to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of the statement are effective for financial statements issued on or after May 15, 2002. These provisions had no impact on the Company's financial statements.

      In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. This statement is not expected to have an impact on the Company.

Reclassifications

      Certain reclassifications have been made to the September 30, 2001 and 2000 consolidated financial statements to conform with the September 30, 2002 presentation. Such reclassifications had no impact on the reported net income.

3. INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and approximate fair value of investment securities are as follows:

                                                                  SEPTEMBER 30, 2002
                                               ---------------------------------------------------------
                                                                 GROSS           GROSS
                                               AMORTIZED      UNREALIZED      UNREALIZED     APPROXIMATE
                                                 COST            GAIN            LOSS         FAIR VALUE
                                               ---------      ----------      ----------     -----------
U.S. Treasury securities and securities
   of U.S. Government agencies:
      1 to 5 years                              $11,986         $   128                         $12,114
      5 to 10 years                               1,861             210                           2,071
Municipal obligations                            19,012             788                          19,800
Corporate bonds                                  14,299             827         $   406          14,720
Mutual funds                                     14,009              42               6          14,045
Asset-backed securities                           2,837              16                           2,853
Preferred stocks                                 10,682             293             224          10,751
Other equity investments                          3,476             884              90           4,270
                                                -------         -------         -------         -------
      Total                                     $78,162         $ 3,188         $   726         $80,624
                                                =======         =======         =======         =======

                                                                  September 30, 2001
                                               ---------------------------------------------------------
                                                                 Gross           Gross
                                               Amortized      Unrealized      Unrealized     Approximate
                                                 Cost            Gain            Loss         Fair Value
                                               ---------      ----------      ----------     -----------
U.S. Treasury securities and securities
   of U.S. Government agencies:
      1 to 5 years                              $ 2,961         $   172                         $ 3,133
      5 to 10 years                               1,843             207                           2,050
Municipal obligations                            21,890             739         $     3          22,626
Corporate bonds                                  14,333             277             523          14,087
Mutual funds                                      5,009               3               8           5,004
Asset-backed securities                           2,986                              16           2,970
Preferred stocks                                  9,474               5             282           9,197
Other equity investments                          2,778             719                           3,497
                                                -------         -------         -------         -------
      Total                                     $61,274         $ 2,122         $   832         $62,564
                                                =======         =======         =======         =======

      For the years ended September 30, 2002, 2001 and 2000, proceeds from sales of investment securities available for sale amounted to $7,066, $8,005 and $5,628, respectively. For such periods, gross realized gains on sales amounted to $351, $34 and $0, respectively, while gross realized losses amounted to $20, $20 and $120, respectively. The tax provision (benefit) applicable to these net realized gains and losses amounted to $112, $5 and $(41), respectively.

      Investment securities with an aggregate carrying value of $2,986 and $2,961 were pledged as collateral for financings at September 30, 2002 and 2001, respectively (see Note 8).

(dollars in thousands, except per share data)

4. MORTGAGE-RELATED SECURITIES

      Mortgage-related securities available for sale and mortgage-related securities held to maturity are summarized as follows:

                                                    SEPTEMBER 30, 2002
                                       ------------------------------------------------
                                                      GROSS      GROSS
                                       AMORTIZED   UNREALIZED  UNREALIZED   APPROXIMATE
                                         COST         GAIN       LOSS       FAIR VALUE
                                       ---------   ----------  ----------   -----------
Available for Sale:
  FHLMC pass-through certificates       $ 4,986     $   275                    $ 5,261
  FNMA pass-through certificates         13,009         454                     13,463
  GNMA pass-through certificates         32,407       1,214                     33,621
  Collateralized mortgage obligations    32,884         449     $     4         33,329
                                        -------     -------     -------        -------
    Total                               $83,286     $ 2,392     $     4        $85,674
                                        =======     =======     =======        =======
Held to Maturity:
  FHLMC pass-through certificates       $ 1,433     $    77                    $ 1,510
  FNMA pass-through certificates          3,574          96                      3,670
  Collateralized mortgage obligations     3,848          62                      3,910
                                        -------     -------     -------        -------
    Total                               $ 8,855     $   235                    $ 9,090
                                        =======     =======     =======        =======

                                                     September 30, 2001
                                       ------------------------------------------------
                                                     Gross                     Gross
                                       Amortized   Unrealized  Unrealized   Approximate
                                          Cost        Gain        Loss      Fair Value
                                       ---------   ----------  ----------   -----------
Available for Sale:
  FHLMC pass-through certificates       $  8,832    $   343                   $  9,175
  FNMA pass-through certificates          14,570        486                     15,056
  GNMA pass-through certificates          42,804      1,103                     43,907
  Collateralized mortgage obligations     48,658        814     $     2         49,470
                                        --------    -------     -------        -------
    Total                               $114,864    $ 2,746     $     2       $117,608
                                        ========    =======     =======        =======
Held to Maturity:
  FHLMC pass-through certificates       $  2,285    $    68     $     3       $  2,350
  FNMA pass-through certificates           4,684         70          54          4,700
  Collateralized mortgage obligations      4,485         49          34          4,500
                                        --------    -------     -------        -------
    Total                               $ 11,454    $   187     $    91       $ 11,550
                                        ========    =======     =======        =======

      The collateralized mortgage obligations contain both fixed and adjustable classes of securities which are repaid in accordance with a predetermined priority. The underlying collateral of the securities are loans which are primarily guaranteed by FHLMC, FNMA, and GNMA.

      During the year ended September 30, 2002, there were no sales of mortgage-related securities. For the years ended September 30, 2001 and 2000, proceeds from sales of mortgage-related securities available for sales amounted to $6,926 and $17,773, respectively. Gross realized gains amounted to $38 for the year ended September 30, 2001. Gross realized losses amounted to $766 for the year ended September 30, 2000. The tax provision (benefit) applicable to these net realized gains and losses amounted to $13 and ($260) for the years ended September 30, 2001 and 2000, respectively.

      Mortgage-related securities with aggregate carrying values of $12,907 and $19,861 were pledged as collateral for municipal deposits and financings at September 30, 2002 and 2001, respectively (see Note 8).

(dollars in thousands, except per share data)

5. ACCRUED INTEREST RECEIVABLE

      The following is a summary of accrued interest receivable by category:

                                   SEPTEMBER 30
                                -----------------
                                 2002       2001
                                ------     ------
Loans                           $1,689     $1,802
Mortgage-related securities        457        709
Investment securities              825        842
                                ------     ------
  Total                         $2,971     $3,353
                                ======     ======

6. LOANS RECEIVABLE

      Loans receivable consist of the following:

                                           SEPTEMBER 30
                                    ------------------------
                                       2002           2001
                                    ---------      ---------
Real estate loans:
  Single-family                     $ 173,736      $ 160,289
  Construction and land                28,292         29,117
  Multi-family and commercial          60,379         43,472
  Home equity and lines of credit      27,595         25,847
Consumer loans                          1,202          1,125
Commercial loans                       11,919          8,158
                                    ---------      ---------
    Total loans                       303,123        268,008
  Loans in process                    (11,384)       (17,016)
  Allowance for loan losses            (2,358)        (2,181)
  Deferred loan fees                     (605)        (1,147)
                                    ---------      ---------
Loans receivable--net               $ 288,776      $ 247,664
                                    =========      =========

      The Company, originates loans primarily in its local market area of Delaware and Chester Counties, Pennsylvania to borrowers that share similar attributes. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

      The Company, prior to fiscal 2001, participated in the origination and sale of non-agency, non-conforming sub-prime loans in the secondary market. The Company recognized gains on sale of loans held for sale under this program and on sales of conforming agency loans of $84,$122 and $206 for fiscal years ended September 30, 2002, 2001 and 2000, respectively.

      The Company offers loans to its directors and senior officers on terms permitted by OTS regulations.There were approximately $1,328, $1,550 and $529 of loans outstanding to senior officers and directors as of September 30, 2002, 2001 and 2000, respectively. The amount of repayments during the years ended September 30, 2002,2001 and 2000, totalled $948, $165 and $65 respectively.There were $725, $772 and $19 of new loans granted during fiscal years 2002, 2001 and 2000, respectively.

      The Company had undisbursed portions under consumer and commercial lines of credit as of September 30,2002 of $11,835 and $5,592, respectively.

      The Company originates both adjustable and fixed interest rate loans and purchases mortgage-related securities in the secondary market. The originated adjustable-rate loans have interest rate adjustment limitations and are generally indexed to U.S. Treasury securities plus a fixed margin. Future market factors may affect the correlation of the interest rate adjustment with rates the Company pays on the short-term deposits that have been the primary funding source for these loans. The adjustable-rate mortgage-related securities adjust to various national indices plus a fixed margin. At September 30, 2002, the composition of these loans and mortgage-related securities was as follows:

                 FIXED-RATE
----------------------------------------------
TERM TO MATURITY                    BOOK VALUE
--------------------                ----------
1 month to 1 year                   $   5,270
1 year to 3 years                       6,602
3 years to 5 years                     13,117
5 years to 10 years                    28,566
Over 10 years                         203,023
                                    ---------
  Total                             $ 256,578
                                    =========

               ADJUSTABLE-RATE
----------------------------------------------
TERM TO RATE ADJUSTMENT             BOOK VALUE
-----------------------             ----------
1 month to 1 year                   $  55,988
1 year to 3 years                      35,600
3 years to 5 years                     38,102
                                    ---------
  Total                             $ 129,690
                                    =========

      The following is an analysis of the allowance for loan losses:

                                   YEAR ENDED
                                  SEPTEMBER 30
                       ---------------------------------
                         2002         2001         2000
                       -------      -------      -------
Beginning balance      $ 2,181      $ 2,019      $ 1,928
Provisions charged
  to income                540          540          420
Charge-offs               (373)        (532)        (363)
Recoveries                  10          154           34
                       -------      -------      -------
  Total                $ 2,358      $ 2,181      $ 2,019
                       =======      =======      =======

      At September 30, 2002 and 2001, non-performing loans (which include loans in excess of 90 days delinquent) amounted to approximately $5,138 and $2,302, respectively. At September 30, 2001 and 2000, non-performing loans consisted of loans that were collectively evaluated for impairment.

      As of September 30, 2002,the Company had impaired loans with a total recorded investment of $2.4 million and an average recorded investment of $2.1 million. There was not any cash basis interest income recognized on these impaired loans during the year ended September 30, 2002.Interest income of approximately $150 was not recognized as interest income due to the non-accrual status of loans during 2002.

(dollars in thousands, except per share data)

7. OFFICE PROPERTIES AND EQUIPMENT

      Office properties and equipment are summarized by major classification as follows:

                                           SEPTEMBER 30
                                      ----------------------
                                        2002          2001
                                      --------      --------
Land and buildings                    $  5,926      $  5,828
Furniture, fixtures and equipment        4,476         4,316
                                      --------      --------
    Total                               10,402        10,144
Accumulated depreciation
  and amortization                      (6,911)       (6,454)
                                      --------      --------
    Net                               $  3,491      $  3,690
                                      ========      ========

      The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of September 30, 2002 are as follows:

September 30:
  2003                              $     220
  2004                                    221
  2005                                    224
  2006                                    122
  2007                                    102
  Thereafter                              232
                                    ---------
  Total minimum future
  rental payments                   $   1,121
                                    =========

      Leasehold expense was approximately $335, $329 and $292 for the years ended September 30, 2002, 2001 and 2000, respectively.

      Depreciation expense amounted to $457, $429 and $424 for the years ended September 30, 2002, 2001 and 2000, respectively.

8. DEPOSITS

      Deposits consist of the following major classifications:

                                           SEPTEMBER 30
                            ------------------------------------------
                                   2002                    2001
                            -------------------     --------------------
                             AMOUNT     PERCENT      Amount      Percent
Non-interest bearing        $ 10,094       3.1%     $  5,698       1.8%
NOW                           54,048      16.3        45,161      14.5
Passbook                      41,659      12.6        37,806      12.1
Money market                  48,722      14.7        40,781      13.1
Certificates of deposit      176,242      53.3       182,155      58.5
                            --------     -----      --------     -----
  Total                     $330,765     100.0%     $311,601     100.0%
                            ========     =====      ========     =====

      The weighted average interest rates paid on deposits were 2.44% and 4.03% at September 30, 2002 and 2001, respectively.

      Included in deposits as of September 30, 2002 and 2001 are deposits greater than $100 totalling approximately $81,976 and $65,700, respectively. Deposits in excess of $100 are not federally insured.

      At September 30, 2002 and 2001, the Company pledged certain mortgage-related securities aggregating approximately $7,371 and $11,109, respectively, as collateral for municipal deposits.

      A summary of scheduled maturities of certificates is as follows:

                           September 30
                               2002
                           ------------
Within one year             $ 109,694
One to two years               39,829
Two to three years             11,852
Thereafter                     14,867
                            ---------
  Total                     $ 176,242
                            =========

      A summary of interest expense on deposits is as follows:

                                YEAR ENDED SEPTEMBER 30
                            -------------------------------
                              2002        2001        2000
                            -------     -------     -------
NOW                         $   401     $   537     $   557
Passbook                        750         907         952
Money market                  1,036       1,223         597
Certificates of deposit       7,412      10,395       9,246
                            -------     -------     -------
  Total                     $ 9,599     $13,062     $11,352
                            =======     =======     =======

9. ADVANCES FROM FEDERAL HOME LOAN BANK

      The Company has available borrowings with the Federal Home Loan Bank of Pittsburgh ("FHLB") up to the Company's maximum borrowing capacity which was $275.0 million at September 30, 2002, of which $126.2 million was outstanding at September 30, 2002.

      A summary of advances from the FHLB follows:

                                     SEPTEMBER 30
                       -------------------------------------------
                                 2002                2001
                       --------------------    -------------------
                                   WEIGHTED              Weighted
                                   AVERAGE                average
                                   INTEREST              interest
                        AMOUNT       RATE      Amount      rate
                       --------    --------    ------    ---------
Advances from
FHLB due after
September 30, 2007     $126,237      5.4%     $126,070     5.4%
                       ========      ===      ========     ===

      The advances are collateralized by FHLB stock and substantially all first mortgage loans held by the Company.

      Included in the table above at September 30, 2002 and 2001 are convertible advances whereby the FHLB has the option at predetermined times to convert the fixed interest rate to an adjustable rate tied to London Interbank Offered Rate ("LIBOR"). The Company then has the option to prepay these advances if the FHLB converts the interest rate. These advances are included in the periods in which they mature.

(dollars in thousands, except per share data)

10. INCOME TAXES

     The Company and its subsidiaries file a consolidated federal income tax return. The Company uses the specific charge-off method for computing reserves for bad debts. The bad debt deduction allowable under this method is available to large banks with assets greater than $500 million. Generally, this method allows the Company to deduct an annual addition to the reserve for bad debts equal to its net charge-offs.

     Retained earnings at September 30, 2002 and 2001 included approximately $2.5 million representing bad debt deductions for which no income tax has been provided.

     Income tax expense is comprised of the following:

                              YEAR ENDED
                             SEPTEMBER 30
                  ---------------------------------
                   2002          2001         2000
                  ------        ------       ------
Federal:
   Current        $  583        $  456       $  380
   Deferred         (135)                       100
State                                3
                  ------        ------       ------
     Total        $  448        $  459       $  480
                  ======        ======       ======

     The tax effect of temporary differences that give rise to significant portions of the deferred tax accounts, calculated at 34%, is as follows:

                                                SEPTEMBER 30
                                          ------------------------
                                            2002            2001
                                          --------        --------
Deferred tax assets:
   Accelerated depreciation               $    346        $    350
   Allowance for loan losses                   769             762
   Accrued expenses                            463              75
   Other                                                       125
                                          --------        --------
     Total deferred tax assets               1,578           1,312
                                          --------        --------

Deferred tax liabilities:
   Deferred loan fees                         (306)           (222)
   Unrealized gain on
     available for sale securities          (1,649)         (1,372)
   Other                                       (47)
                                          --------        --------
     Total deferred tax liabilities         (2,002)         (1,594)
                                          --------        --------
Net deferred income taxes                 $   (424)       $   (282)
                                          ========        ========

The Company's effective tax rate is less than the statutory federal income tax rate for the following reasons:

                                                                     YEAR ENDED SEPTEMBER 30
                                                ------------------------------------------------------------------
                                                        2002                   2001                   2000
                                                --------------------   --------------------   --------------------
                                                          PERCENTAGE             Percentage             Percentage
                                                          OF PRETAX              of Pretax              of Pretax
                                                AMOUNT      INCOME     Amount      Income     Amount      Income
                                                ------      ------     ------      ------     ------      ------
Tax at statutory rate                           $1,079       34.0%     $  991       34.0%     $  966       34.0%
Increase (decrease) in taxes resulting from:
   Tax exempt interest, net                       (290)      (9.1)       (281)      (9.6)       (278)      (9.8)
   Increase in cash surrender value               (231)      (7.3)       (226)      (7.7)       (209)      (7.4)
   Other                                          (110)      (3.5)        (25)      (1.0)          1         .1
                                                ------       ----      ------       ----      ------       ----
      Total                                     $  448       14.1%     $  459       15.7%     $  480       16.9%
                                                ======       ====      ======       ====      ======       ====

11. REGULATORY CAPITAL REQUIREMENTS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum regulatory capital requirements can result in certain mandatory,and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth on the following page) of tangible and core capital (as defined in the regulations) to adjusted assets (as defined), and of Tier I and total capital (as defined) to average assets (as defined). Management believes, as of September 30, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

     As of September 30, 2002, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based,Tier-1 risk-based, and Tier-1 core capital ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

(dollars in thousands, except per share data)


                                                                                  REQUIRED FOR             WELL CAPITALIZED
                                                                                CAPITAL ADEQUACY             UNDER PROMPT
                                                          ACTUAL                    PURPOSES               CORRECTIVE ACTION
                                                  ----------------------     ----------------------     -----------------------
                                                  AMOUNT      PERCENTAGE     AMOUNT      PERCENTAGE     AMOUNT       PERCENTAGE
                                                  ------      ----------     ------      ----------     ------       ----------
At September 30, 2002:

  Core Capital (to Adjusted Tangible Assets)    $ 40,873         8.1%        $20,265         4.0%       $25,325         5.0%
  Tier I Capital (to Risk-Weighted Assets)        40,873        15.4             N/A         N/A         15,941         6.0
  Total Capital (to Risk-Weighted Assets)         42,957        16.2          21,255         8.0         26,569        10.0
  Tangible Capital (to Tangible Assets)           40,873         8.1           7,597         1.5            N/A         N/A

At September 30, 2001:

  Core Capital (to Adjusted Tangible Assets)    $ 37,211         7.8%        $19,172         4.0%       $23,965         5.0%
  Tier I Capital (to Risk-Weighted Assets)        37,211        16.0             N/A         N/A         13,951         6.0
  Total Capital (to Risk-Weighted Assets)         39,094        16.8          18,602         8.0         23,252        10.0
  Tangible Capital (to Tangible Assets)           37,211         7.8           7,189         1.5            N/A         N/A

      The Bank's capital at September 30, 2002 and 2001 for financial statement purposes differs from tangible, core (leverage), and Tier-1 risk-based capital amounts by $8,078 and $6,590, respectively, representing the inclusion of unrealized gain on securities available for sale and a portion of capital securities (see Note 16) that qualifies as regulatory capital as well as adjustments to the Bank's capital that do not affect the parent company.

      At September 30, 2002 and 2001, total risk-based capital, for regulatory requirements, was increased by $2,406 and $1,883, respectively, of general loan loss reserves, for a total of $42,957 and $39,094, respectively.

      At the date of the Bank's conversion from the mutual to stock form in January 1995 (the "Conversion"), the Bank established a liquidation account in an amount equal to its retained income as of August 31, 1994. The liquidation account is maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at the Bank after the Conversion. The liquidation account is reduced annually to the extent that eligible account holders and supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases in such balances will not restore an eligible account holder's or supplemental eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

      The principal source of cash flow for the Company is dividends from the Bank. Various federal banking regulations and capital guidelines limit the amount of dividends that may be paid to the Company by the Bank. Future payment of dividends by the Bank is dependent on individual regulatory capital requirements and levels of profitability. In addition, loans or advances made by the Bank to the Company are generally limited to 10 percent of the Bank's capital stock and surplus on a secured basis. Accordingly, funds available for loans or advances by the Bank to the Company amounted to $4,087.

12. EMPLOYEE BENEFITS

401(K) PROFIT SHARING PLAN

      The Bank's 401(k) profit sharing plan covers substantially all full-time employees of the Company and provides for pre-tax contributions by the employees with matching contributions at the discretion of the Board of Directors determined at the beginning of the calendar year. All amounts are fully vested. For calendar years 2002, 2001 and 2000, the Company matched twenty-five cents for every dollar contributed up to 5% of participants' salary. The profit sharing expense for the plan was $36, $32 and $17 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN

      In connection with the Conversion, the Company established an employee stock ownership plan ("ESOP") for the benefit of eligible employees. At September 30, 2002, 215,962 shares were committed to be released, of which 19,229 shares have not yet been allocated to participant accounts. The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6, "Employers Accounting for Employee Stock Ownership Plans," which requires the Company to recognize compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the ESOP shares released differs from the cost of such shares, this difference is charged or credited to equity as additional paid-in capital. Management expects the recorded amount of expense in any given period

(dollars in thousands, except per share data)

to fluctuate from period to period as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. The Company's ESOP, which is internally leveraged, does not report the loan receivable extended to the ESOP as an asset and does not report the ESOP debt due the Company. The Company recorded compensation and employee benefit expense related to the ESOP of $395, $308 and $253 for the years ended September 30, 2002, 2001 and 2000, respectively.

RECOGNITION AND RETENTION PLAN

      Under the 1995 Recognition and Retention Plan and Trust (the "RRP"), there are 81,600 shares authorized under the RRP. At September 30, 2002, the Company awarded 79,350 shares to the Company's Board of Directors and executive officers subject to vesting and other provisions of the RRP. At September 30, 2000, all the shares awarded had been allocated to plan participants.

      Compensation expense was recognized ratably over the five year vesting period for the shares awarded. Since all the shares awarded have been allocated, no compensation expense was recognized relating to the RRP for fiscal years ended September 30, 2002 and 2001. For the fiscal year ended September 30, 2000, the Company recorded compensation and employee benefit expense of $117 relating to the RRP.

STOCK OPTION PLANS

      Under the 1995 Stock Option Plan (the "Option Plan"), common stock totaling 272,000 shares has been reserved for issuance pursuant to the exercise of options. During fiscal year 1999, stockholders approved the adoption of the 1998 Stock Option Plan ("1998 Option Plan")(collectively with the Option Plan, the "Plans") which reserves an additional 111,200 shares of common stock for issuance. Options covering an aggregate of 368,930 shares have been granted to the Company's executive officers, nonemployee directors and other key employees, subject to vesting and other provisions of the Plans. At September 30, 2002, 2001 and 2000, the number of shares exercisable was 261,913, 271,889 and 262,738, respectively and the weighted average exercise price of those options was $8.91 and $8.57, respectively.

      The following table summarizes transactions regarding the stock option plans:

                                                                   Weighted
                                                                    Average
                          Number of             Exercise           Exercise
                           Option                Price              Price
                           Shares                Range             per Share
                          --------            ------------         ---------
Outstanding at
  October 1, 1999          331,840           $  7.50-14.25        $    9.02
Granted                      7,300             10.13-10.13            10.13
                          --------            ------------         --------
Outstanding at
  September 30, 2000       339,140           $ 7.50 -14.25        $    9.05
Exercised                  (14,607)             7.50- 7.50             7.50
                          --------            ------------         --------
Outstanding at
  September 30, 2001       324,533           $  7.50-14.25        $    9.11
GRANTED                     13,300             14.84-16.15            15.73
EXERCISED                  (30,856)             7.50-12.38             7.97
                          --------            ------------         --------
OUTSTANDING AT
  SEPTEMBER 30, 2002       306,977           $  7.50-16.15        $    9.52
                          ========            ============         ========

      A summary of the exercise price range at September 30, 2002 is as follows:

                                             WEIGHTED               WEIGHTED
                     EXERCISE                 AVERAGE               AVERAGE
  NUMBER OF            PRICE                 REMAINING           EXERCISE PRICE
OPTION SHARES          RANGE             CONTRACTUAL LIFE           PER SHARE
-------------       -----------          ----------------        --------------
   194,337         $ 7.50-10.13                 3.21                 $ 7.62
   112,640          12.13-16.15                 7.13                  12.78
   -------          -----------                 ----                  -----
   306,977         $ 7.50-16.15                 4.65                 $ 9.52
   =======          ===========                 ====                  =====

      The Company applies APB Opinion No. 25 in accounting for stock options and, accordingly, no compensation expense has been recognized in the financial statements. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:

                                           YEAR ENDED SEPTEMBER 30
                                        2002          2001        2000
                                        ----          ----        ----
Net income:
  As reported                          $2,726        $2,471      $2,362
  Pro forma                             2,649         2,405       2,293

Net income per common and common
  equivalent share:

  Earnings per common share
    - As reported                     $  1.34        $ 1.18      $ 1.11
    - Pro forma                          1.30          1.15        1.08
  Weighted average fair value of
    options granted during the
    period                            $  9.67           N/A      $ 3.80

(dollars in thousands, except per share data)

      The binomial option-pricing model was used to determine the fair value of options at the grant date. Significant assumptions used to calculate the above fair value of the awards are as follows:

                                  SEPTEMBER 30
                           ----------------------------
                           2002         2001       2000
                           ----         ----       ----
Risk free interest
  rate of return           2.98%        3.77%      5.85%
Expected option
  life (months)             100           60         60
Expected volatility          73%          52%        44%
Expected dividends          2.8%         2.3%       3.1%

OTHER

      The Company established an expense accrual in connection with the anticipated funding of a trust to be created to formalize the Company's deferred compensation arrangements with four former officers of the Company. A total of $85 and $186 was included in the Company's liabilities at September 30, 2002 and 2001, respectively.

13. COMMITMENTS AND CONTINGENCIES

      The Company has outstanding loan commitments, excluding undisbursed portion of loans in process and equity lines of credit, of approximately $10,621 and $8,279 as of September 30, 2002 and 2001, respectively, all of which are expected to be funded within four months. Of these commitments outstanding, the breakdown between fixed and adjustable-rate loans is as follows:

                                           SEPTEMBER 30
                                       -------------------
                                        2002        2001
                                       -------      ------
Fixed-rate (ranging
  from 5.50% to 6.99%)                $  4,525     $ 3,244
Adjustable-rate                          6,096       5,035
                                       -------      ------
  Total                               $ 10,621     $ 8,279
                                       =======      ======

      Depending on cash flow, interest rate, risk management and other considerations, longer term fixed-rate and non-conforming loans are sold in the secondary market. There was approximately $2,936 in outstanding commitments to sell loans at September 30, 2002. There were no outstanding commitments to sell loans at September 30, 2001.

      In the fourth quarter of fiscal 2002, the Company settled a lawsuit related to certain loan sales. The lawsuit was instituted by the purchaser of five residential mortgage loans from the Bank that alleged that it suffered losses in connection with these loans and that the Bank was required to purchase the loans or compensate the purchaser for its alleged losses. The Bank settled all the purchaser's claims for $570.

      There are various claims and pending actions against the Company and its subsidiaries arising out of the conduct of its business. In the opinion of the Company's management and based upon advice of legal counsel, the resolution of these matters will not have a material adverse impact on the consolidated financial position or the results of operations of the Company and its subsidiaries.

14. RELATED PARTY TRANSACTIONS

      The Company retains the services of a law firm in which one of the Company's directors is a member. In addition to providing general legal counsel to the Company, the firm also prepares mortgage documents and attends loan closings for which it is paid directly by the borrower.

      The Company also utilizes one of the Company's directors as a consultant on various real estate matters. In addition, one of the Company's board members has an interest in an insurance agency, First Keystone Insurance Services, LLC in which one of the Bank's subsidiary has a majority position.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

      The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                             SEPTEMBER 30
                           ----------------------------------------------
                                   2002                    2001
                           --------------------    ----------------------
                           Carrying/  Estimated    Carrying/    Estimated
                           Notional     Fair       Notional       Fair
                            Amount      Value       Amount        Value
                           ---------  ---------    ---------    ---------
Assets:
  Cash and
   cash equivalents       $ 24,623    $  24,623    $ 19,131     $ 19,131
  Investment securities     80,624       80,624      62,564       62,564
  Loans                    288,776      293,509     247,664      246,498
  Loans held for sale          501          501         225          225
  Mortgage-related
    securities              94,529       94,764     129,062      129,158
  FHLB stock                 6,571        6,571       6,917        6,917
Liabilities:
  Passbook deposits         41,659       41,659      37,806       37,806
  NOW and money
   market deposits         102,770      102,770      91,639       91,639
  Certificates of
   deposit                 176,242      178,404     182,155      185,474
  Advances from
   Federal Home
   Loan Bank               126,237      128,539     126,070      144,442
  Off balance sheet
   commitments              35,732       35,732      37,983       37,983

      The fair value of cash and cash equivalents is their carrying value due to their short-term nature. The fair value of investments and mortgage-related securities is based on quoted market prices, dealer quotes, and prices obtained

(dollars in thousands, except per share data)

from independent pricing services. The fair value of loans is estimated, based on present values using approximate current entry-value interest rates, applicable to each category of such financial instruments. The fair value of FHLB stock approximates its carrying amount.

      The fair value of NOW deposits, money market deposits and passbook deposits is the amount reported in the financial statements. The fair value of certificates of deposit and FHLB advances is based on a present value estimate, using rates currently offered for deposits and borrowings of similar remaining maturity.

      Fair values for off-balance sheet commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

      No adjustment was made to the entry-value interest rates for changes in credit performing commercial loans, construction loans, and land loans for which there are no known credit concerns. Management believes that the risk factor embedded in the entry-value interest rates, along with the general reserves applicable to the performing commercial, construction, and land loan portfolios for which there are no known credit concerns, result in a fair valuation of such loans on an entry-value basis. The fair value of non-performing loans, with a recorded book value of approximately $5,138 and $2,302 (which are collateralized by real estate properties with property values in excess of carrying amounts) as of September 30, 2002 and 2001, respectively, was not estimated because it is not practicable to reasonably assess the credit adjustment that would be applied in the marketplace for such loans. The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2002 and 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since September 30, 2002 and 2001 and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

16. CAPITAL SECURITIES

      On August 21, 1997, First Keystone Capital Trust I ("the Trust"), a trust formed under Delaware law, that is a subsidiary of the Company, issued $16.2 million of preferred securities (the "Preferred Securities") at an interest rate of 9.7%, with a scheduled maturity of August 15, 2027. The Company owns all the common stock of the Trust. The proceeds from the issue were invested in Junior Subordinated Debentures (the "Debentures") issued by the Company. The Debentures are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Debentures represent the sole assets of the Trust. Interest on the Preferred Securities is cumulative and payable semi-annually in arrears. The Company has the option, subject to required regulatory approval, if any, to prepay the securities beginning August 15, 2007.

      The securities are shown on the balance sheet as "Company-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely junior subordinated debentures of the Company." The Company has, under the terms of the Debentures and the related Indenture as well as the other operative corporate documents, agreed to irrevocably and unconditionally guarantee the Trust's obligations under the Debentures. The Company contributed approximately $6.0 million of the net proceeds to the Bank to support the Bank's lending activities. The interest cost associated with this issue is treated as a non-interest expense on the consolidated statement of income rather than interest expense.

      On November 15, 2001, the Company purchased $3.5 million of the Preferred Securities.

      On November 28, 2001, First Keystone Capital Trust II (the "Trust II"), a trust formed under Delaware law, that is a subsidiary of the Company, issued $8.0 million of securities ("Preferred Securities II") in a pooled securities offering at a floating rate of 375 basis over the six month LIBOR with a maturity date of December 8, 2031. The Company owns all the common stock of the Trust II. The proceeds from the issue were invested in Junior Subordinated Debentures (the "Debentures II") issued by the Company. The Debentures II are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Debentures II represent the sole assets of the Trust II. Interest on the Preferred Securities II is cumulative and payable semi-annually in arrears. The Company has the option, subject to required regulatory approval, if any, to prepay the securities beginning December 8, 2006.

(dollars in thousands, except per share data)

17. PARENT COMPANY ONLY FINANCIAL INFORMATION

     Condensed financial statements of First Keystone Financial, Inc. are as follows:

                  CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                              SEPTEMBER 30
                                         ---------------------
                                           2002         2001
                                         --------     --------
Assets
Interest-bearing deposits                $  2,269     $    196
Investment securities
  available for sale                        7,060        7,715
Investment in subsidiaries                 44,192       40,217
Other assets                                1,798          593
                                         --------     --------
  Total assets                           $ 55,319     $ 48,721
                                         ========     ========

Liabilities and Stockholders' Equity
Junior subordinated debt                 $ 21,630     $ 16,702
Other borrowed money                                       815
Other liabilities                             894          583
                                         --------     --------
  Total liabilities                        22,524       18,100
Stockholders' equity                       32,795       30,621
                                         --------     --------
  Total liabilities and
  stockholders' equity                   $ 55,319     $ 48,721
                                         ========     ========


                         CONDENSED STATEMENTS OF INCOME

                                           YEAR ENDED SEPTEMBER 30
                                    ------------------------------------
                                      2002          2001          2000
                                    --------      --------      --------
Interest and dividend income:

Dividends from subsidiary           $      5      $  4,500      $  1,250
Loan to ESOP                              92           105           116
Interest and dividends
  on investments                         502           608           618
Interest on deposits                      67             7            16
                                    --------      --------      --------
  Total interest and
    dividend income                      666         5,220         2,000
                                    --------      --------      --------
Interest on debt and
  other borrowed money                 1,723         1,762         1,783
Other income                              44            25
Operating expenses                       154           403            96
                                    --------      --------      --------
(Loss) income before
  income taxes and equity
  in undistributed (loss)
  income of subsidiaries              (1,167)        3,080           121
Income tax benefit                      (385)         (477)         (374)
                                    --------      --------      --------
(Loss) income before equity in
  undistributed income (loss)
  of subsidiaries                       (782)        3,557           495
Equity in undistributed
  income (loss) of subsidiaries        3,508        (1,086)        1,867
                                    --------      --------      --------
Net income                          $  2,726      $  2,471      $  2,362
                                    ========      ========      ========

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                 YEAR ENDED SEPTEMBER 30
                                          ------------------------------------
                                            2002          2001          2000
                                          --------      --------      --------

Cash flows from operating activities:
  Net income                              $  2,726      $  2,471      $  2,362
  Adjustments to reconcile net income
    to cash provided by (used in)
    operations:
  Equity in undistributed
    (income) loss of subsidiaries           (3,508)        1,086        (1,867)
  Amortization of common stock
    acquired by stock benefit plans            384           251           327
  Gain (loss) on sales of investment
    securities available for sale               44           (25)
  Amortization of premium                      (22)           29             5
  (Increase) decrease in
    other assets                            (1,205)          455          (255)
  Increase (decrease) in
    other liabilities                          145          (459)          339
                                          --------      --------      --------
     Net cash (used in) provided
       by operating activities              (1,436)        3,808           911
                                          --------      --------      --------

Cash flows from investing activities:

  Purchases of investments
    available for sale                      (3,870)         (278)         (109)
  Proceeds from sale of
    investments available for sale           4,956         1,025
                                          --------      --------      --------
     Net cash provided by
       (used in) investing
       activities                            1,086           747          (109)
                                          --------      --------      --------

Cash flows from financing activities:

   Issuance of preferred
     trust securities                        8,000
   Purchase of preferred
     trust securities                       (3,290)
   Repayment in other
     borrowed money                           (815)         (711)         (706)
   Purchase of treasury stock               (1,013)       (3,045)
   Dividends paid                             (734)         (693)         (630)
   Proceeds from exercise of
     stock options                             275            18
                                          --------      --------      --------
      Net cash provided by
       (used in) financing
       activities                            2,423        (4,431)       (1,336)
                                          --------      --------      --------
   Increase (decrease) in cash               2,073           124          (534)
   Cash at beginning of year                   196            72           606
                                          --------      --------      --------
   Cash at end of year                    $  2,269      $    196      $     72
                                          ========      ========      ========

(dollars in thousands, except per share data)


18. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Unaudited quarterly financial data for the years ended September 30, 2002 and 2001 is as follows:

                                                     2002                                          2001
                                   ---------------------------------------        ---------------------------------------
                                    1ST        2ND        3RD        4TH           1st        2nd        3rd        4th
                                    QTR        QTR        QTR        QTR           QTR        QTR        QTR        QTR
                                   ------     ------     ------     ------        ------     ------     ------     ------

Interest income                    $7,757     $7,416     $7,547     $7,403        $7,978     $7,992     $8,043     $7,847
Interest expense                    4,638      4,154      3,896      3,840         5,194      5,047      5,088      5,000
                                   ------     ------     ------     ------        ------     ------     ------     ------
Net interest income                 3,119      3,262      3,651      3,563         2,784      2,945      2,955      2,847
Provision for loan losses             135        135        135        135           135        135        135        135
                                   ------     ------     ------     ------        ------     ------     ------     ------
Net interest income after
  provision for loan losses         2,984      3,127      3,516      3,428         2,649      2,810      2,820      2,712
Non-interest income                   458        450        456        859(1)        470        438        529        452
Non-interest expense                2,669      2,756      3,056      3,625(1)      2,382      2,517      2,559      2,492
                                   ------     ------     ------     ------        ------     ------     ------     ------
Income before income taxes            773        821        916        662           737        731        790        672
Income tax expense                    120        137        173         17           127        116        129         87
                                   ------     ------     ------     ------        ------     ------     ------     ------
Net income                         $  653     $  684     $  743     $  645        $  610     $  615     $  661     $  585
                                   ======     ======     ======     ======        ======     ======     ======     ======

Per Share:

  Earnings per share - basic       $  .34     $  .35     $  .39     $  .34        $  .29     $  .30     $  .33     $  .31
  Earnings per share - diluted     $  .32     $  .34     $  .36     $  .32        $  .28     $  .28     $  .31     $  .29
  Dividend per share               $  .09     $  .09     $  .09     $  .09        $  .08     $  .08     $  .08     $  .08


     Earnings per share is computed independently for each period presented. Consequently, the sum of the quarters may not equal the total earnings per share for the year.

     Certain reclassifications have been made to the quarters presented to conform with the presentation. Such reclassifications had no impact on the reported net income.

(1) During the fourth quarter, the Company sold and realized a pre-tax net gain on certain available for sale securities of $331. Additionally, due to a settlement of a lawsuit concerning certain loan sales, a $570 expense was incurred.

FIRST KEYSTONE FEDERAL
SAVINGS BANK
SENIOR MANAGEMENT TEAM

[PHOTO OF SENIOR MANAGEMENT TEAM]

(standing left to right)
Robin G. Otto
Carol L. Walsh
Thomas M. Kelly
Rose Mary DiMarco
Robert R. Hosier

(sitting left to right)
Stephen J. Henderson
Donald S. Guthrie
Elizabeth M. Mulcahy
A. Charles Amentt, Jr.


EXECUTIVE OFFICES
22 West State Street
Media,PA 19063
(610) 565-6210

INDEPENDENT AUDITORS
Deloitte & Touche LLP
24th Floor
1700 Market Street
Philadelphia, PA 19103-3984

INVESTOR INFORMATION
Thomas M. Kelly
President and
Chief Financial Officer
(610) 565-6210

SHAREHOLDER INFORMATION
Carol Walsh
Corporate Secretary
(610) 565-6210

DIRECTORS
Donald S. Guthrie, Esquire
Chairman of the Board
Chief Executive Officer
Donald A. Purdy, Esquire
Chairman Emeritus
Thomas M. Kelly
President and Chief Financial Officer
Edward Calderoni
Associate Broker of Century-21 Alliance
Donald G. Hosier, Jr.
Principal in Montgomery Insurance
Services, Inc. and President,
First Keystone Insurance Services, LLC
Edmund Jones, Esquire
Member, Jones, Strohm & Guthrie, P.C.
William J. O'Donnell
CPA,Information Technology Manager,
Wawa, Inc.
Marshall J. Soss
President and Chief Executive Officer
KarMar Realty Group, Inc.

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

COUNSEL
Lawrence G. Strohm, Jr.,Esquire
Jones, Strohm & Guthrie, P.C.
10 Beatty Road
Media, PA 19063

SPECIAL COUNSEL
Elias, Matz, Tiernan and Herrick L.L.P.
12th Floor 734 15th Street, N.W.
Washington, DC 20005


STOCK INFORMATION
First Keystone Financial, Inc., is traded on the Nasdaq National Market under the symbol of "FKFS." There were approximately 414 shareholders of record as of September 16, 2002, not including the number of persons or entities whose stock is held in nominee or street name through various brokerage firms or banks.

The Annual Meeting of Shareholders is scheduled for Wednesday, January 22, 2003, at 2 p.m. to be held at the Towne House Restaurant, 117 Veterans Square, Media, Pennsylvania.


                                                           [FIRST KEYSTONE LOGO]

                         FIRST KEYSTONE FINANCIAL, INC.
                              23 WEST STATE STREET
                            MEDIA, PENNSYLVANIA 19063